      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 1998


                                                      REGISTRATION NO. 333-53061

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  EXCITE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  CALIFORNIA                                       77-0378215
        (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

                                  555 BROADWAY
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 568-6000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 ROBERT C. HOOD
   EXECUTIVE VICE PRESIDENT, CHIEF ADMINISTRATIVE OFFICER AND CHIEF FINANCIAL
                                    OFFICER
                                  EXCITE, INC.
                                  555 BROADWAY
                         REDWOOD CITY, CALIFORNIA 94063
                                 (650) 568-6000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   Copies to:

              MARK C. STEVENS, ESQ.                          ROBERT V. GUNDERSON, JR., ESQ.
             JEFFREY R. VETTER, ESQ.                              BROOKS STOUGH, ESQ.
             MICHAEL J. MCADAM, ESQ.                              CRAIG SCHMITZ, ESQ.
              SCOTT LEICHTNER, ESQ.                             ALLISON TAKAHASHI, ESQ.
                FENWICK & WEST LLP                              GUNDERSON DETTMER STOUGH
               TWO PALO ALTO SQUARE                       VILLENEUVE FRANKLIN & HACHIGIAN, LLP
           PALO ALTO, CALIFORNIA 94306                           155 CONSTITUTION DRIVE
                  (650) 494-0600                              MENLO PARK, CALIFORNIA 94025
                                                                     (650) 321-2400

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


======================================================================================================================
TITLE OF EACH CLASS OF                                  PROPOSED MAXIMUM      PROPOSED MAXIMUM
SECURITIES                          AMOUNT TO BE       OFFERING PRICE PER    AGGREGATE OFFERING        AMOUNT OF
TO BE REGISTERED                   REGISTERED(1)            SHARE(2)              PRICE(2)        REGISTRATION FEE(2)
----------------------------------------------------------------------------------------------------------------------
Common Stock, no par value....    1,552,500 shares           $63.22             $98,149,050            $28,954(3)
======================================================================================================================


(1) Includes 202,500 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on May 14, 1998.

(3) Previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



PROSPECTUS (Subject to Completion)



Issued May 22, 1998



                                1,350,000 Shares


                                      LOGO


                                  COMMON STOCK

                            ------------------------


  OF THE 1,350,000 SHARES OF COMMON STOCK OFFERED HEREBY, 1,232,500 SHARES ARE
   BEING SOLD BY THE COMPANY AND 117,500 SHARES ARE BEING SOLD BY THE SELLING SHAREHOLDERS. SEE "SELLING SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF
   THE PROCEEDS FROM THE SALE OF THE SHARES BY THE SELLING SHAREHOLDERS. THE COMPANY'S COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "XCIT." ON MAY 21, 1998, THE LAST SALE PRICE OF THE COMMON STOCK AS REPORTED ON THE NASDAQ NATIONAL MARKET WAS $61 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

                            ------------------------


        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"


                          COMMENCING ON PAGE 6 HEREOF.

                            ------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


                           PRICE $            A SHARE

                            ------------------------


                                                      UNDERWRITING                    PROCEEDS TO
                                         PRICE TO    DISCOUNTS AND     PROCEEDS TO      SELLING
                                          PUBLIC     COMMISSIONS(1)    COMPANY(2)     SHAREHOLDERS
                                         --------    --------------    -----------    ------------
Per Share..............................     $             $                $              $
Total(3)...............................  $                $                $              $


------------


  (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."


  (2) Before deducting expenses payable by the Company estimated at $650,000.


  (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 202,500 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
      $        , $        and $        , respectively. See "Underwriters."

                            ------------------------


     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or
about           , 1998 at the office of Morgan Stanley & Co. Incorporated, New
York, N.Y., against payment therefor in immediately available funds.

                            ------------------------


MORGAN STANLEY DEAN WITTER                        BANCAMERICA ROBERTSON STEPHENS



               , 1998

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING SHAREHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Incorporation of Certain Documents by
  Reference............................    2
Prospectus Summary.....................    3
Risk Factors...........................    6
Use of Proceeds........................   23
Dividend Policy........................   23
Price Range of Common Stock............   23
Capitalization.........................   24
Selected Consolidated Financial Data...   25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   26

                                         PAGE
                                         ----
Business...............................   40
Management.............................   56
Selling Shareholders...................   58
Underwriters...........................   59
Legal Matters..........................   60
Experts................................   60
Additional Information.................   61

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:
(i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; (ii) the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998; (iii) the Company's Current Report on Form 8-K/A filed with the Commission on April 1, 1998; (iv) the Company's Current Reports on Form 8-K filed with the Commission on April 17, 1998, May 11, 1998, May 15, 1998 (which report includes the Company's Supplemental Consolidated Financial Statements that are restated to give effect to the merger of the Company and MatchLogic, Inc. in a transaction accounted for as a pooling of interests) and May 19, 1998; (v) the Company's definitive Proxy Statement filed April 30, 1998 in connection with the Company's 1998 Annual Meeting of Shareholders; and (vi) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the date of filing of such document (all of such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of the Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Request for such copies should be submitted in writing or by telephone at (650) 568-6000 to Investor Relations, Excite, Inc., at the principal executive offices of the Company, 555 Broadway, Redwood City, California 94063. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus or incorporated herein by reference. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the supplemental consolidated financial statements and notes thereto incorporated herein by reference. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the underwriters' over-allotment option. See "Underwriters."

                                  THE COMPANY

     Excite is a global Internet media company offering consumers and advertisers comprehensive Internet navigation services with extensive personalization and targeting capabilities. The Excite Network, which consists of the Excite and WebCrawler brands, provides a gateway to the World Wide Web (the "Web") that organizes, aggregates and delivers information to meet the needs of individual consumers. Designed to help consumers navigate the Web, the Excite Network contains a suite of specialized information services, organized under numerous topical channels that combine proprietary search technology, editorial Web reviews, aggregated content from third parties, bulletin boards, chat and other community features and personalization capabilities. The Excite Network offers advertisers a high-reach vehicle to aggregate and target one of the largest Web audiences, with approximately 28.4% of domestic Web users accessing the Excite Network at least once during the month of April 1998, as measured by Media Metrix.

     The rapid adoption of the Internet as a means to obtain information, communicate, interact and be entertained, combined with the vast proliferation of Web sites providing such content and communication services, is transforming the Web into a new mass medium. International Data Corporation estimates that the number of Web users grew to approximately 69 million in 1997 and estimates that this number will reach 320 million by 2000. By attracting millions of consumers and providing important interactive tools, the Web has become a mass medium with the potential to become a much more effective advertising and marketing medium than traditional mass media, such as television. Jupiter Communications estimates that spending on Web advertising in the U.S. by U.S. companies will grow from $1.9 billion in 1998 to $7.7 billion in 2002. With "click-through" advertising banners, advertisers can target specific audiences as well as receive instantaneous feedback on impression levels and viewership. Marketers can then respond to this information with new messages, increasing the effectiveness of their direct marketing campaigns. The Web has also emerged as a significant marketplace for buying and selling goods and services. Jupiter Communications estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $3 billion to approximately $38 billion in 2002. However, as the Web has become increasingly crowded, it has become difficult for consumers, content providers, online merchants and advertisers to effectively reach one another.

     Internet search engines have evolved as a technology solution to bridge this gap. Their popularity has grown rapidly, with many users starting their Web sessions from a search engine Web site. Search engines, which aggregate users, advertisers and merchants, serve as the gateway to the expanse of the Web and have begun to evolve from technology-focused tools to navigate the Web to media-oriented properties, like broadcast channels in more traditional media. The Excite Network has become one of the most popular destinations on the Web. The key to Excite's solution is delivering the best programming and services to consumers, thereby providing the most efficient and effective platform for Web advertisers and merchants to advertise, market and sell their goods and services. Excite's programming and services provide content, commerce and community, with the context to keep sessions relevant, the control to make the experience personalized and the convenience of one-stop-shopping. In addition to providing Excite Search and the Excite Shopping Search powered by Jango search technology, the Excite Network offers a rich experience that includes the Company's Excite Channels of topical content, Classifieds2000, Inc. ("Classifieds2000") Web classifieds, online chat functionality and the personalized My Excite Channel home page. With its recent acquisition of MatchLogic, Inc. ("MatchLogic"), the Company offers database targeting and campaign management services for Web marketers.

     Excite's objective is to become the Web's leading branded media network with the largest consumer reach and the highest revenue per user. To achieve this objective, the Company seeks to increase user traffic through distribution and strategic relationships, acquisitions, content relationships with third-party information providers and premier positions on the most heavily-trafficked Web sites. The Company is pursuing multiple revenue opportunities from advertising sales, commerce transactions and database and direct marketing activities and seeks to build brand awareness and loyalty through advertising and public relations programs. Through these strategic initiatives, the Excite Network seeks to maintain its leadership as a popular Web destination and remain in front of the evolving opportunities and demands of the Web.

     The Company's address is 555 Broadway, Redwood City, California 94063, and its telephone number is (650) 568-6000. Unless the context otherwise requires, the term "Company" or "Excite" refers to Excite, Inc. and its wholly-owned subsidiaries. Excite, Excite Search, Excite Shopping Search powered by Jango, Excite Reviews, the Excite logo, Excite City.Net, City.Net, Classifieds2000, ExciteSeeing Tours, Jango, My Excite Channel, My Page, WebCrawler and the Magellan Internet Guide are service marks of the Company. All other trademarks, service marks or trade names referred to in this Prospectus are the property of their respective owners. Information contained on the Company's Web site shall not be deemed to be a part of this Prospectus.

RECENT DEVELOPMENTS

     On April 30, 1998, the Company and Netscape Communications Corporation ("Netscape") entered into a two-year agreement (the "Netcenter Agreement") under which the Company will, among other things, provide, host and sell advertising for certain co-branded content channels, a co-branded Web search service and a co-branded Web directory service (collectively, the "Co-Branded Services") for Netscape's recently-announced Netcenter service ("Netcenter"). In addition, the Company's Classifieds2000 service will be featured as the provider of classified advertising (excluding career-related advertising) throughout Netcenter. The Netcenter Agreement requires the Company to pay Netscape $70.0 million (the "Cash Payment"), $50.0 million of which has already been paid from proceeds of a note payable and $20.0 million of which must be paid by June 30, 1998. The Company will recognize all revenues generated from the Co-Branded Services. The Company is obligated to pay Netscape a percentage of these revenues (the "Netscape Revenues"). No amounts will be paid to Netscape until such time as the amount of revenues generated by Co-Branded Services which would be payable to Netscape as Netscape Revenues equals the portion of the Cash Payment attributable to traffic and royalty prepayments under the Netcenter Agreement. In addition, the Company has issued a warrant to Netscape to purchase 423,079 shares of Common Stock at an exercise price of approximately $59.09 per share and a second warrant to purchase shares of Common Stock having an aggregate exercise price of up to $25.0 million, subject to reduction to $10.0 million in certain circumstances. In addition to the potential revenues to the Company associated with the Netcenter Agreement, the Company believes that the potential benefits of the Netcenter Agreement include the opportunity to increase its brand awareness, strengthen its market position among consumers and advertisers, share certain user registration data with Netscape and reduce exposure on Netscape's Web site for the Company's competitors.

     In May 1998, the Company entered into a non-exclusive three-year agreement with AT&T to provide dial-up access to an online service to be named "Excite Online Powered by AT&T Worldnet," which will feature a personalized Excite home page. In addition, the Company and AT&T intend to offer users Internet-based multimedia communications services such as click-to-dial directories, anonymous voice chat, and Web-based conference calling. The service, which will be jointly marketed by the Company and AT&T, is expected to be launched in June 1998.

     On April 1, 1998, the Company acquired Classifieds2000 in a transaction accounted for as a pooling of interests. On May 19, 1998, the Company published its revenues and net loss of $7.4 million and $78.4 million, respectively, for the 30-day period ended April 30, 1998. These results reflect the combined results of the Company and Classifieds2000 and include nonrecurring charges of $56.8 million related to the Netcenter Agreement, $16.2 million related to the write-off of in-process technology associated with the acquisition of certain assets, and other merger and acquisition-related costs of $683,000. This information was reported on the Company's Current Report on Form 8-K dated May 19, 1998 for the purpose of complying with the Commission's Accounting Series Release 135. The amounts set forth above are not necessarily indicative of the results of operations for the Company's quarter ending June 30, 1998 or for the year ending December 31, 1998. See "Risk Factors--Potential Fluctuations in Quarterly Results; Unpredictability of Future Revenues."

                                  THE OFFERING


Common Stock offered.......................................   1,350,000 shares, including
                                                              1,232,500 shares by the Company and
                                                              117,500 shares by the Selling
                                                              Shareholders
Common Stock to be outstanding after the offering..........   24,722,019 shares(1)
Use of proceeds............................................   For repayment of indebtedness related to,
                                                              and funding of a prepayment obligation
                                                              under, the Netcenter Agreement, and, if
                                                              available general corporate purposes,
                                                              including working capital. See "Use of
                                                              Proceeds."
Nasdaq National Market symbol..............................   XCIT


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                 -----------------------------    ------------------
                                                  1995       1996       1997       1997       1998
                                                 -------   --------   --------    -------   --------
                                                                                     (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues.......................................  $   953   $ 14,757   $ 54,114    $ 7,515   $ 23,001
Gross profit...................................      725     10,608     33,079      2,724     17,407
Operating loss.................................   (6,390)   (44,118)   (40,801)    (8,895)    (6,286)
Net loss.......................................   (6,435)   (43,117)   (41,392)    (8,784)    (6,959)
Basic and diluted net loss per share(2)........  $ (6.15)  $  (4.75)  $  (2.94)   $  (.74)  $   (.34)
Shares used in computing net loss per
  share(2).....................................    1,046      9,076     14,077     11,799     20,725


                                                                           MARCH 31, 1998
                                                              ----------------------------------------
                                                                            PRO           PRO FORMA
                                                              ACTUAL      FORMA(3)     AS ADJUSTED(4)
                                                              -------   ------------   ---------------
                                                                                 (UNAUDITED)
UNAUDITED CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $25,392     $ 25,392        $ 25,414
Borrowings under bank line of credit and other notes
  payable...................................................    6,100       56,100           6,100
Other accrued liabilities...................................   13,779       33,779          13,779
Working capital (deficit)...................................   18,531      (51,469)         18,553
Total assets................................................   72,912      102,197         102,219
Long-term obligations.......................................   10,041       10,041          10,041
Total shareholders' equity (deficiency).....................   30,815       (9,900)         60,122


---------------
(1) Based on shares of Common Stock outstanding as of April 30, 1998. Excludes
    (i) 5,304,289 shares of Common Stock issuable upon the exercise of options then outstanding at a weighted average exercise price of approximately $15.28 per share, (ii) an aggregate of 473,307 shares of Common Stock reserved for future grants or sale under the Company's employee stock option and stock purchase plans, (iii) 497,070 shares of Common Stock issuable upon the exercise of outstanding warrants to purchase Common Stock as of such date and an additional number of shares of Common Stock subject to a warrant having an aggregate exercise price of up to $25.0 million (which per share exercise price will be based on the market value of the Common Stock as of April 30, 1999, when the warrant becomes exercisable), (iv) 325,000 shares of Common Stock issuable upon conversion of Convertible Preferred Stock issuable upon the exercise of a warrant (the "AOL Warrant") and (v) 74,766 shares of Common Stock issuable upon conversion of a $5.0 million convertible promissory note (based on the closing price of $66 7/8 per share of the Company's Common Stock on April 30, 1998). See Notes 6, 7 and 8 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference.
(2) The net loss per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Standards No. 128, "Earnings Per Share" and Staff Accounting Bulletin No. 98. For further discussion of net loss per share and the impact of Statement No. 128 and Staff Accounting Bulletin No. 98, see Note 1 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference.
(3) Pro forma to reflect (i) a note payable (the "Intuit Note") of $50.0 million due to Intuit Inc. ("Intuit") evidencing a loan by Intuit in April 1998 to fund a portion of the Company's $70.0 million cash prepayment obligation to Netscape under the Netcenter Agreement (Intuit is a principal shareholder of the Company); (ii) an accrued liability of $20.0 million for the remaining portion of the Cash Prepayment (the "Netscape Payable"); (iii) the issuance of warrants to Netscape with an initial valuation of $16.1 million; (iv) the estimated $56.8 million charge that the Company anticipates recording during the second quarter of 1998 in connection with the Netcenter Agreement.

(4) Pro forma as adjusted to reflect the sale of the 1,232,500 shares of Common Stock offered by the Company hereby at an assumed public offering price of $61 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom to repay the $50.0 million Intuit Note and the $20.0 million Netscape Payable. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus and in the Incorporated Documents, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Prospectus and in the Incorporated Documents.

     Limited Operating History; No Assurance of Profitability; Certain Forward Looking-Statements. The Company was founded in June 1994 and generated only limited revenues prior to 1996. Accordingly, the Company has a limited operating history upon which an evaluation of the Company and its current business can be based. In addition, the Company's business model is evolving and relies substantially upon the sale of advertising on the Web. The Company's business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the Web and Web-based advertising. Specifically, such risks include, without limitation: the inability of the Company to maintain premier positions on high traffic Web access points or to maintain or enter into additional distribution relationships with Internet Service Providers ("ISPs") or Online Service Providers ("OSPs"); the inability of the Company to maintain and increase levels of traffic on the Excite Network; the inability of the Company to derive sufficient revenues from the Co-Branded Services of Netscape's Netcenter service and the additional costs the Company expects to incur in order to perform its obligations under the Netcenter Agreement; the inability of the Company to effectively integrate the technology and operations of acquired businesses or technologies with its operations, including, without limitation, those of Classifieds2000; increased operating expenses as a result of the Company's recent acquisitions, particularly increased costs the Company expects to incur in maintaining MatchLogic as an independent entity; the inability of the Company to expand its international operations, particularly in light of the Company's limited operating experience in the international market; the failure by the Company to continue to develop and extend the Excite and WebCrawler brands; the inability of the Company to successfully integrate sponsored services or to meet minimum guaranteed impressions under sponsorship agreements; the inability of the Company to develop or acquire content for its services; the failure of consumers to accept the Company's personalized Web services, such as My Excite Channel, email services or chatroom services; the inability of the Company to generate commerce-related revenues; the failure of the Company to anticipate and adapt to a developing market; the introduction and development of equal or superior services or products by competitors, particularly in light of the fact that Microsoft and Netscape, operators of two of the most heavily-trafficked Web sites, have announced that they will be offering competitive services; the failure of the market to adopt the Web as an advertising and commercial medium; reductions in market prices for Web-based advertising as a result of competition or otherwise; the inability of the Company to achieve higher cost per thousand impressions ("CPM") rates for targeted advertising or to increase the percentage of its advertising inventory sold; the inability of the Company to identify, attract, retain and motivate qualified personnel; and general economic conditions. There can be no assurance that the Company will be successful in addressing such risks, and any failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company has incurred significant operating losses since inception, and as of March 31, 1998, the Company had an accumulated deficit of approximately $103.1 million. Although the Company experienced significant revenue growth during 1996, 1997 and the first quarter of 1998, there can be no assurance that this growth rate will be sustained or that revenues will continue to grow or that historical operating results will be indicative of future operating results. During the second quarter of 1998, the Company expects to incur charges of approximately $16.2 million for purchased in-process technology as a result of an asset acquisition by the Company in April 1998 and charges of approximately $56.8 million related to the Netcenter Agreement. The Company may record additional charges, which may be significant, related to the Netcenter Agreement in the second quarter of 1998 and in future periods under certain circumstances. See "Management's Discussion and Analysis of Financial Conditions and Results of Operation." As a result, the Company expects that its results of operations for the second quarter of 1998 will be, and that such results in future periods may be, materially affected and that the Company will incur a net loss for the 1998 year. In addition, as the Company has grown, its operating expenses have increased, and the Company expects that its operating expenses will continue to increase as a result of its acquisitions and the performance of its obligations under the Netcenter Agreement, its increased sales and marketing efforts, its increased funding for development activities and the increased general and administrative staff needed to support the Company's growth. To the extent that revenues do not grow at anticipated rates or that increases in such operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that in the future the Company will be profitable on a quarterly or annual basis. See "--Future Capital Needs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Certain executive officers of the Company have made certain forward-looking statements regarding the Company's future prospects, which statements have been published in a variety of news articles. These statements include statements regarding the Company's prospects for increased revenues and profitability in the future, the amount of revenues that may be generated by MatchLogic and Classifieds2000, which the Company acquired in February 1998 and April 1998, respectively, the rate at which the Company's revenues will increase and the ability of the Company to increase its advertising rates. The occurrence or achievement of any of the events described in these statements is subject to numerous risks and uncertainties. In particular, risks and uncertainties relating to forward-looking statements as to the Company's revenues, profitability and advertising rates include, without limitation: the need for continued increases in the number of companies advertising on the Excite Network as well as on the Web generally; risks related to the Netcenter Agreement, particularly in light of the Cash Payment and the significant additional costs that the Company expects to incur in order to perform its obligations under the Netcenter Agreement; the Company's ability to increase sales of targeted advertisements and advertisers' willingness to pay higher CPM rates for advertisements on the Excite Network; the ability of the Company to realize substantial revenues from the increasingly competitive environment for Web advertising sales; the need for increases in the amount of traffic on the Excite Network; the increased amount of expenses and negative cash flows resulting from the Company's acquisitions of Classifieds2000, MatchLogic and Netbot, Inc. ("Netbot"); the Company's dependence on third parties to attract traffic to the Excite Network, including payments to be made for distribution fees; the ability of the Company to develop and achieve consumer and advertiser acceptance for the Excite Network in the international market; general economic conditions; and the risks relating to the acquisition of MatchLogic described below. See "--Acquisition Strategy; Integration of Past and Future Acquisitions," "--Developing Market; Dependence on Continued Growth in Use of the Web" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks and uncertainties relating to forward-looking statements regarding MatchLogic's contribution to revenues and other operating results of Excite in 1998 include without limitation: risks involved in assimilating MatchLogic while maintaining MatchLogic as a separate operating unit; risks that MatchLogic personnel, who are not subject to noncompetition agreements, will leave MatchLogic; risks inherent in MatchLogic's business, including privacy concerns arising out of MatchLogic's database marketing activities, which account for a majority of MatchLogic's revenues; risks in the extremely limited operating history of MatchLogic on which to base any revenue projections; the likely fluctuations in operating results of MatchLogic due to factors beyond MatchLogic's or Excite's control; reliance by MatchLogic on a very limited number of customers for a substantial percentage of its projected revenues; the acceptance by MatchLogic's advertising customers of MatchLogic being owned by Excite (one of the Web sites from which MatchLogic purchases advertising); and the willingness by other Web sites from which MatchLogic purchases advertising (particularly those which are direct competitors of Excite) to accept future advertising placements from MatchLogic as a result of the acquisition by Excite.

     Potential Fluctuations in Quarterly Results; Unpredictability of Future Revenues. As a result of the Company's limited operating history, the evolving nature of its business and its acquisitions, the Company has limited meaningful historical financial data upon which to base planned operating expenses. Accordingly, the

Company's expense levels are based in part on its expectations as to future advertising revenues and to a large extent are fixed. The Company expects in the future to derive revenues from a mix of advertising sales (including banner advertisements and sponsorships), commerce transactions and direct and database marketing activities. To date, the Company has not received any material amounts of revenues from commerce transactions and the Company only recently acquired MatchLogic, which the Company expects to be its primary source of revenues from database and direct marketing activities. There can be no assurance that the Company will be successful in deriving substantial revenues from these areas. There can also be no assurance that the Company will be able to accurately predict the levels of future advertising revenues, particularly in light of the intense competition for the sale of Web advertisements, the Company's limited operating history and the uncertainty as to the viability of the Web as an advertising medium. The failure by the Company to accurately make such predictions would have a materially adverse effect on the Company's business, results of operations and financial condition. In addition, the Company derives a significant portion of its revenues from the sale of advertising under short-term advertising contracts. The cancellation or deferral of existing advertising contracts or the failure to obtain new advertising contracts in any quarter could materially and adversely affect the Company's business, results of operations and financial condition for that quarter. Furthermore, the Company derives banner advertising revenues, and believes it attracts sponsors and advertisers, based on the amount of traffic, or page views, on the Excite Network. Accordingly, any significant shortfall of traffic on the Excite Network in relation to the Company's expectations or the expectations of existing or potential advertisers, would have a material adverse effect on the Company's business, results of operations and financial condition. See "--Risks Associated with Banner Advertising" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's operating results have varied on a quarterly basis during its limited operating history and the Company expects to experience significant fluctuations in future quarterly operating results. Such fluctuations have been and may in the future be caused by numerous factors, many of which are outside the Company's control, including but not limited to: specific economic conditions relating to the Internet and the Web; usage of the Web; demand for advertising on the Excite Network as well as demand for Web-based advertising in general; changes in advertising rates as a result of competition or otherwise; seasonal trends in advertising sales; the advertising budgeting cycles of advertisers; incurrence of charges in connection with the Netcenter Agreement and the Company's distribution relationships with Netscape and other ISPs and OSPs or other third parties; demand for the Company's services; incurrence of costs relating to acquisitions of businesses or technologies; introduction or enhancement of new or existing services by the Company and its competitors; market acceptance of new services; delays in the introduction of services or enhancements by the Company or its competitors; mix of types of advertisements sold, such as the amount of targeted advertising, which generally has higher CPM rates, sold as a percentage of total advertising sold; capacity constraints and dependencies on computer infrastructure; and general economic conditions.

     During its limited operating history, the Company has experienced seasonal fluctuations in the amount of banner advertisements purchased on its network, with advertisers historically purchasing fewer advertisements in the first calendar quarter of each year. Because the market for Web advertising is an emerging market, additional seasonal patterns in Web advertising may develop in the future as the market matures.

     Due to all of the foregoing factors, the Company's quarterly revenues and operating results are difficult to forecast. The Company believes that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as an indication of future performance. Also, it is likely that in some future quarter or quarters the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially and adversely affected. See "Price Range of Common Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Related to Netcenter Agreement. In April 1998, the Company and Netscape entered into the Netcenter Agreement. See "Business--Relationship with Netscape." This agreement subjects the Company to numerous and substantial risks and uncertainties, including, without limitation, those discussed below.

     Under the Netcenter Agreement, the Company will recognize all revenues generated from the Co-Branded Services and will not receive revenues directly from any other part of Netcenter. The Company will pay Netscape the Netscape Revenues. No amounts will be paid to Netscape until such time as the amount of revenues generated by the Co-Branded Services which would be payable to Netscape thereunder equals the portion of the Cash Payment attributable to traffic and royalty prepayments under the Netcenter Agreement. There are no minimum guaranteed revenues under the Netcenter Agreement, and there can be no assurance as to the level of revenues that the Company will generate from the Co-Branded Services. Such revenues are subject to a number of risks and uncertainties. These include, without limitation: general risks associated with providing an advertising-supported Web service (as discussed elsewhere in these Risk Factors); uncertainty as to whether the Company can increase its sales and marketing capabilities in order to sell sufficient advertising on the Co-Branded Services; pricing competition from Netscape as a result of advertising sold on parts of Netcenter other than the Co-Branded Services; and risks that channels on Netcenter other than those which are part of the Co-Branded Services (such as a business channel and a sports channel) may be potentially more attractive to advertisers than those on the Co-Branded Services. In addition, the Company expects to incur significant costs to develop, host and sell advertising on the Co-Branded Services, including the costs of hiring significant additional technical and sales personnel. The Company will not be reimbursed for these costs. The failure to generate sufficient revenues from the Co-Branded Services to recoup the Cash Payment and these costs would have a material adverse effect on the Company's business, results of operations and financial condition.

     The success of Netcenter, and the Co-Branded Services in particular, will be substantially dependent on the amount of traffic on Netcenter. Although Netscape has made certain exposure guarantees with respect to Netcenter over the term of the Netcenter Agreement, there can be no assurance that these guarantees will be fulfilled. There is intense competition for attracting Web users, which competition may be exacerbated by the upcoming release of Microsoft's Windows 98 operating system. Furthermore, many current Web users may not choose to utilize Netcenter over other available Internet services. Any failure of Netcenter to attract substantial user traffic would materially and adversely affect the Company's business, results of operations and financial condition. Additionally, the Netcenter Agreement provides that all page views generated from the Co-Branded Services shall be deemed to be traffic attributable to Netscape. As a result, the Company may not receive credit, under certain audience measurement statistics which are commonly used by advertisers in making their advertising placements, for traffic generated through the Co-Branded Services.

     As part of the Netcenter Agreement, the Excite Network will also be featured as a "premier provider" on Netscape's Net Search page, and will be similarly featured on the "Netcenter Widget" tool which will be accessible from Netcenter. Because Netscape only guarantees a specified number of impressions from its Net Search page (as compared to a number of users who "click through" to the Excite Network), there can be no assurance that this new "premier provider" arrangement will result in significant increases in traffic on the Excite Network. Although Netscape has guaranteed a minimum number of users who "click through" to the Excite Network from the Netcenter Widget, Netscape is not obligated to keep this tool on Netcenter after the first six months of the term of the Netcenter Agreement. Accordingly, there can also be no assurance that this tool will provide the Excite Network with significant amounts of traffic.

     There can be no assurance that the Company and Netscape will agree to renew the Netcenter Agreement at the end of its two-year term. In addition, even if the Company were able to renew the Netcenter Agreement, if any replacement agreement is on materially worse terms, there could be a material adverse effect on the Company's business, results of operations and financial condition.

     Upon the termination of the Netcenter Agreement (other than a termination in connection with certain acquisitions of or by Netscape), Netscape will have a perpetual, irrevocable license to utilize certain technology used by Excite to provide the Co-Branded Services. Netscape will also have the right to sublicense this technology to third parties. As a result, upon termination of the Netcenter Agreement, Netscape will be able to operate Netcenter independently, without any significant royalty or payment obligations to Excite. In addition, if Netscape sublicenses this technology to a third party, the Excite Network could face additional competition, which could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Netcenter Agreement is subject to termination if the Company materially breaches its obligations under the Netcenter Agreement. In addition, if Netscape believes that the Company's Excite service or that the content provided by Excite for the Netcenter service contains any content that Netscape deems likely to cause it material harm, Netscape may terminate the Netcenter Agreement if the Company has not revised such objectionable content within five days after notice from Netscape. In the event of such terminations, Netscape will not be obligated to refund any portion of the amounts prepaid by the Company and the Company will not be entitled to receive any reimbursement for its costs incurred in performing its obligations under the Netcenter Agreement. Moreover, many of the Company's obligations to be performed under the Netcenter Agreement must be performed according to standards determined by Netscape at its sole discretion.

     Many of the services to be offered by Netcenter will compete directly with those offered by the Excite Network. There can be no assurance that this increased competition for Web users or advertisers will not have a material adverse effect on the Company's business, results of operations and financial condition.

     Acquisition Strategy; Integration of Past and Future Acquisitions. The Company has in the past acquired, and may in the future acquire, businesses, technologies, services, product lines, content databases, or access to content databases that are complementary to the Company's business. Since August 1996, the Company has made a number of acquisitions. The Company acquired Classifieds2000 in April 1998, MatchLogic in February 1998, Netbot in November 1997, the assets relating to the WebCrawler service in November 1996 and The McKinley Group, Inc. ("McKinley") in August 1996. In addition, in April 1998 the Company purchased certain assets of a small company. Acquisitions involve a number of special risks, including, among other things, the difficulty of assimilating the technologies, operations and personnel of acquired companies with those of the Company, the potential disruption of the Company's business, the diversion of resources, the incurrence of acquisition-related expenses, the write-off or amortization of intangible assets, the assumption of unknown liabilities, the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and strategic partners as a result of such acquisitions or the integration of new personnel. For example, the assimilation of prior acquisitions required, among other things, the integration of service offerings, coordination of the research and development and sales and marketing efforts, the assumption by the Company of liabilities under distribution agreements and loan agreements, and the addition of a significant number of additional personnel. The Company could face similar integration issues with respect to its recent or future acquisitions, and there can be no assurance that the Company will be successful in addressing these risks. Any failure to successfully address these acquisition-related risks could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Intense Competition. The market for Web services and Web advertising is intensely competitive. There are no substantial barriers to entry in this market and the Company expects competition to intensify. The Company believes that the number of companies relying on fees from Web-based advertising has increased substantially during the past year. Accordingly, the Company may face increased pricing pressure for the sale of advertisements on its network, which would have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's primary competitors are Web search and retrieval companies such as Infoseek Corporation, Lycos, Inc. and Yahoo!, Inc. and services and products offered by other companies, including Digital Equipment Corporation's Alta Vista, HotWired Ventures and Inktomi's HotBot, CNET Inc.'s search.com. and Northern Light Technology LLC's Northern Light search service. The Company also competes indirectly with Web content broadcasting services, such as The PointCast Network's PointCast, and with services from other database vendors, such as Lexis/Nexis and other companies that offer information search and retrieval capabilities with their core database products. As the Company increases the content offerings and services on the Excite Network, it will increasingly face competition from a large number of businesses which offer Web services such as email, stock quotes, news and chat features and who publish information and content on the Web, including large OSPs such as America Online and MSN.

     The Company also expects to compete with ISPs, OSPs, Web site operators, providers of Web browser software (such as Netscape or Microsoft) and other Internet services and products that incorporate search and retrieval features into their offerings. Many of these potential competitors have announced plans to offer competing Web services and could take actions that make it more difficult for consumers to find and use the Excite Network. For example, Netscape has announced the introduction of Netcenter, which is expected to compete directly with the Excite Network for traffic and advertisers. See "--Risks Related to Netcenter Agreement." Microsoft has announced that it will offer Internet search engine services provided by Inktomi in the MSN and other Microsoft online properties, and has announced that it will offer personalized Web services through its Start service. Such search services could be tightly integrated into Microsoft's operating systems, Internet Explorer Web browser and other software applications, and Microsoft may promote such services within the Microsoft Network or through other end-user services such as WebTV. Insofar as Microsoft's search services may be more conveniently accessed, this may provide Microsoft with significant competitive advantages that could have a material adverse effect on the Company's user traffic. In addition, many large media companies have announced that they are contemplating developing Internet navigation services and are attempting to become Web "gateway" sites for Web users. For example, both Time Inc. and CBS have announced initiatives to develop Web services in order to have their Web sites become the starting point for users navigating the Web. In the event such companies develop such "gateway" sites, the Company could lose a substantial portion of its user traffic, which would have a material adverse effect on the Company's advertising revenues and on its business, results of operations and financial condition.

     Many providers of Web services have been entering into distribution arrangements, co-branding arrangements, content arrangements and other strategic partnering arrangements with ISPs, OSPs, providers of Web browsers, operators of high traffic Web sites and other businesses in an attempt to increase traffic and page views, thereby making their Web sites more attractive to Web advertisers while also making it more difficult for consumers to utilize the Company's services. For example, Yahoo! and MCI have entered into an agreement to offer an online service to be called "Yahoo! Online powered by MCI Internet" under which Yahoo!'s services will be made easily available to MCI Internet customers. To the extent that the Company's direct competitors or other Web site operators are able to enter into successful strategic relationships, these competitors and Web sites could experience increases in traffic and page views, or the Company's traffic and page views could remain constant or decline, either of which could have the effect of making these Web sites appear more attractive to advertisers and therefore could have a material adverse effect on the Company's business, results of operations and financial condition.

     As a result of its recent acquisition of MatchLogic, the Company expects that a portion of its revenues will be derived from providing advertisers and advertising agencies with services designed to manage targeted Internet advertising campaigns. This market is also a new and evolving market which is increasingly competitive and in which there are no substantial barriers to entry. The Company competes in this area primarily with IMGIS, Inc., and competes indirectly in this area with DoubleClick Inc., which offers Internet advertising solutions for advertisers and Web sites, and NetGravity, Inc., which provides advertising management software. The Company expects to face competition in this area from additional companies in the future.

     Many of the Company's existing competitors, as well as a number of potential new competitors, have longer operating histories in the Web market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distribution partners, advertisers and content providers. Further, there can be no assurance that the Company's competitors will not develop Web search and retrieval services or other online services that are equal or superior to those of the Company or that achieve greater market acceptance than the Company's offerings.

     The Web in general, and the Company specifically, also must compete with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. To the extent that the Web is not perceived as an effective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budgets to Web-based advertising. As a result of the foregoing factors, there can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background" and "--Competition."

     Risks Related to Sponsorships. The Company has recently entered into, and derives a substantial portion of its revenues from, sponsorship arrangements with third parties to provide sponsored services and placements on the Excite Network in addition to traditional banner advertising. In connection with these arrangements, the Company may receive sponsorship fees, and in connection with certain of its more recent arrangements it may receive a portion of transaction revenues received by such third party sponsors from users originated through the Excite Network. These arrangements expose the Company to potentially significant financial risks, including the risk that the Company fails to deliver required minimum levels of user impressions (in which case, these agreements are typically subject to termination) and that third party sponsors do not renew the agreements at the end of their term. These arrangements also require the Company to integrate sponsors' content with the Company's services, which can require the dedication of resources and significant programming and design efforts to accomplish. There can be no assurance that the Company will be able to attract additional sponsors or that it will be able to renew existing sponsorship arrangements when they expire. In addition, the Company has granted exclusivity provisions to certain of its sponsors, and may in the future grant additional exclusivity provisions. Such exclusivity provisions may have the effect of preventing the Company, for the duration of such exclusivity arrangements, from accepting advertising or sponsorship arrangements with respect to portions of a channel or service, an entire channel, across an entire service or over the entire Excite Network. The inability of the Company to enter into further sponsorship or advertising arrangements as a result of its exclusivity arrangements could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Strategy" and "--Advertising and Commerce."

     Risks Associated with Banner Advertising. The Company derives a substantial portion of its revenues from the sale of banner advertisements on the Excite Network. A majority of the Company's customers purchasing banner advertisements purchase these advertisements on a short-term basis, and many of these customers may terminate their advertising commitments at any time without penalty. Consequently, there can be no assurance that these customers will continue or increase their level of advertising on the Excite Network or that these customers will not move their advertising to competing Web sites or to other traditional media. Therefore, there can be no assurance that the Company will be successful in maintaining or increasing the amount of banner advertising on the Excite Network, and the failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Advertising and Commerce."

     Developing Market; Dependence on Continued Growth in Use of the Web. The market for the Company's services has recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed services and products for use on the Web or who seek to derive significant revenues from the sale of advertisements on the Web. The Company is highly dependent upon the increased use of the Web for information, publication, distribution and commerce, and there can be no assurance that the use of the Web for these purposes will continue to grow at its current rate or at all. The growth of the use of the Web may be inhibited for a number of reasons, including, but not limited to, potentially inadequate development of network infrastructure, security concerns, inconsistent quality of service and lack of availability of cost-effective, high-speed service. To the extent that use of the Web continues to grow, there can be no assurance that the Internet infrastructure will continue to support the demands placed on it by such growth or that the performance or reliability of the Internet will not be adversely affected. In addition, the Web as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional advertising media, and therefore the Web is an unproven medium for advertising-supported services. Accordingly, the Company's future operating results will depend substantially upon the increased use of the Web for information, publication, distribution and commerce and the emergence of the Web as an effective advertising medium.

     The Company's ability to generate significant advertising revenues will also depend on, among other things, the development of a large base of users of the Company's services possessing demographic characteristics attractive to advertisers, the ability of the Company to accurately measure its user base and the ability of the Company to develop or acquire effective advertising delivery and measurement systems. Many of the Company's advertisers have only limited experience with the Web as an advertising medium, have not yet devoted a significant portion of their advertising expenditures to Web-based advertising, and may not find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. The adoption of Web advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business and exchanging information. Entities that already have invested substantial resources in other methods of conducting business may be reluctant to adopt a new strategy that may limit or compete with their existing efforts. There can be no assurance that the market for Web advertising will continue to emerge or become sustainable. If the market fails to develop or develops more slowly than expected, the Company's business, results of operations and financial condition could be materially and adversely affected. No standards have been widely accepted for the measurement of the effectiveness of Web-based advertising, and there can be no assurance that such standards will develop sufficiently to support the Web as an effective advertising medium. There can be no assurance that advertisers will continue to accept the Company's or other third-party measurements of impressions, or that such measurements will not contain errors. In such event, the Company's advertising revenues could be materially adversely affected, which would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background."

     In addition, there is intense competition in the sale of advertising on the Web, resulting in a wide range of rates quoted and a variety of pricing models offered by different vendors for a variety of advertising services, which makes it difficult to project future levels of advertising revenues and rates. It is also difficult to predict which pricing models will be adopted by the industry or advertisers. For example, advertising rates based on the number of "click throughs," or user requests for additional information made by clicking on the advertisement from the Company's network to the advertiser's Web pages, instead of rates based solely on the number of impressions displayed on users' computer screens, would materially adversely affect the Company's revenues. As a result of these risks, there can be no assurance that the Company will be successful in generating significant future advertising revenues from Web-based advertising, and the failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Competition."

     Further, there can be no assurance that advertisers will determine that banner advertising, the delivery of which currently comprises a substantial portion of the Company's revenues, is an effective or attractive advertising medium, and there can be no assurance that the Company will effectively transition to any other forms of Web advertising should they develop and achieve market acceptance. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a Web user's computer are available. Widespread adoption of such software by users could have a material adverse effect upon the commercial viability of Web advertising, which would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background" and "--Advertising and Commerce."

     Dependence on Third-Party Relationships. The Company is currently, and will be in the future, dependent on a number of third-party relationships for user traffic and to provide content and services on the Excite Network and to make it more attractive to advertisers and consumers. These relationships include the Netcenter Agreement, arrangements relating to the positioning of the Excite Network on Web browsers, agreements with ISPs and OSPs and arrangements for providing content or services for the Excite Network such as email services, stock quotes and news stories. The termination of, or the failure of the Company to renew on reasonable terms, its position on a Web browser or its relationship with an ISP, OSP or key content provider could significantly reduce traffic on the Excite Network, have an effect of increasing traffic on a competing service or could otherwise adversely affect the Company's advertising revenues, which would also have a material adverse effect on the Company's business, results of operations and financial condition. The Company could also incur expenses relating to distribution license fees as a result of its distribution agreements. These distribution license fees could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company is also generally dependent on other Web site operators that provide links to the Excite Network. Most of these arrangements do not require future minimum commitments to provide access or links to the Excite Network or to provide content to the Company, are often not exclusive and are often short-term or may be terminated at the convenience of the other party. There can be no assurance that these third parties regard their relationship with the Company as important to their own respective businesses and operations, that they will not reassess their commitment to the Excite Network at any time in the future, or that they will not develop their own competitive services or products. Further, there can be no assurance that the services of those companies that provide access to the Excite Network will achieve market acceptance or commercial success and therefore there can be no assurance that any significant amount of traffic will be directed to the Excite Network as a result of these third party relationships. Accordingly, there can be no assurance that the Company's existing relationships will result in sustained business partnerships, successful service offerings, the generation of significant traffic on the Excite Network or significant revenues for the Company.

     The Company also has a five-year distribution agreement with AOL which expires in November 2001 under which a co-branded version of the Excite search and directory service is designated as the exclusive Web search and directory service for the AOL service for an initial two-year period ending in November 1998. If the exclusivity period is not extended by AOL, the co-branded service would become the "default" search and directory service of AOL. However, AOL could enter into a strategic relationship with a competitor of the Company or offer its own competing services, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Distribution."

     Privacy Concerns. The Company's services and those of MatchLogic use "cookies" to deliver targeted advertising, help compile demographic information about users and limit the frequency with which an ad is shown to the user. Cookies are bits of information keyed to a specific drive and passed to a Web site server through the user's browser software. Cookies are placed on the user's hard drive without the user's knowledge or consent, but can be removed by the user at any time through the modification of the user's browser settings. Due to privacy concerns, some Internet commentators, advocates and governmental bodies have suggested that the use of cookies be limited or eliminated. In addition, certain currently available Web browsers allow a user to delete cookies or prevent cookies from being stored on the user's hard drive. Any reduction or limitation in the use of cookies could limit the effectiveness of the Company's ad targeting which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Advertising and Commerce."

     Uncertain Maintenance and Strengthening of the Company's Brands. The Company believes that maintaining and strengthening its brands is critical to achieving widespread acceptance of the Excite Network, particularly in light of the competitive nature of the Company's market. Promoting and positioning its brands will depend largely on the success of the Company's marketing efforts and the ability of the Company to provide high quality services. In order to promote its brands, the Company may find it necessary to increase its marketing budget or otherwise increase its financial commitment to creating and maintaining brand loyalty among customers. If the Company fails to promote and maintain its brands or incurs excessive expenses in an attempt to promote and maintain its brands or if the Company's existing or future strategic relationships fail to promote the Company's brands or increase brand awareness, the Company's business, results of operations and financial condition could be materially adversely affected. One of the benefits the Company hopes to obtain from the Netcenter Agreement is increased brand awareness for the Excite name and a larger audience reach. If the Co-Branded Services are successful, it is possible that Netcenter will receive greater brand awareness and consumer loyalty among Web users than the Excite Network and that upon the expiration of the term of the Netcenter Agreement, these users will continue to utilize Netcenter rather than the Excite Network. In such event, the Company's business, results of operations and financial condition could be materially and adversely affected. See "Business--Strategy" and "--Relationship with Netscape."

     Security Risks. A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in compromises or breaches of the security systems used by the Company or other Web sites to protect proprietary information. If any well-publicized compromises of security were to occur it could have the effect of substantially reducing the use of the Web for commerce and communications, which would have a material adverse effect on the Company's business, results of operations and financial condition. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's services or operations. The Company may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. To the extent that activities of the Company or sponsors of the Company's services involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that the failure to prevent such breaches would not have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background."

     Rapid Technological Change. The market in which the Company competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. These market characteristics are exacerbated by the emerging nature of the Web and the apparent need of companies from a multitude of industries to offer Web-based products and services. Accordingly, the Company's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its network in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes and evolution would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Technology, Research and Development."

     Dependence on New and Enhanced Services. Because the attractiveness of the Excite Network to advertisers is based substantially upon the amount of traffic on the Excite Network, broad acceptance of the Excite Network by consumers is critical to the Company's future success. The Company currently offers a variety of Web-related services, including its email, Excite NewsTracker, chat and instant paging services and the Company intends to introduce additional services in the future. Any new service launched by the Company that is not favorably received by consumers could adversely affect the Company's reputation or brand name and could also adversely affect the Company's user traffic. There can also be no assurance that the Company will not experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of these services, or that its new services and enhancements will achieve any degree of significant market acceptance. Furthermore, existing services or new releases by the Company, whether improved versions of existing services or introductions of new services, may contain undetected errors that require significant design modifications. Delays in the commencement of or errors contained in new services and enhancements may result in customer dissatisfaction and delay or loss of advertising revenues. If the Company is unable, for technological or other reasons, to develop and introduce new services or enhancements in a timely manner, or if the recently introduced services or enhancements contain errors or do not achieve a significant degree of market acceptance, the Company's business, results of operations and financial condition could be materially and adversely affected. See "Business--The Excite Network" and "--Technology, Research and Development."

     Management of Growth. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. As of March 31, 1998, the Company had grown to 455 employees from 188 employees at December 31, 1996. Further, as the number of the Company's users, advertisers and other business partners has grown, the Company has been required to scale its operations and manage multiple relationships with various customers, strategic partners and other third parties. These requirements will be exacerbated in the event of further growth in the Company or in the number of its strategic relationships or sponsorship arrangements. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to achieve the rapid execution necessary to successfully offer its services and implement its business plan. The Company's future operating results will also depend on its ability to expand its sales and marketing organization and expand its support organization commensurate with the growth of its business and the Web. If the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition will be materially and adversely affected. See "--Acquisition Strategy; Integration of Past and Future Acquisitions" and "Business--Employees."

     Risks Associated with International Operations. A key component of the Company's strategy is to expand its international operations and its international sales and marketing activities by offering localized versions of the Excite Network. Expansion into these markets has required and will continue to require management attention and resources. The Company has limited experience in localizing its services and many of the Company's competitors are also undertaking to expand into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and expand its international presence, there are certain risks inherent in doing business on an international basis, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, different accounting practices, problems in collecting accounts receivable, political instability, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely affect the success of the Company's international operations. To the extent the Company expands its international operations and has additional portions of its international revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--International."

     Risk of Capacity Constraints; System Failures. The Company is dependent on its ability to generate a high volume of traffic to the Excite Network. Accordingly, the performance of the Excite Network is critical to the Company's reputation, its ability to attract advertisers and to achieve market acceptance of the Excite Network. Any system failure that causes interruptions in the availability of or that increases response time of the Company's services could reduce user satisfaction and traffic to the Excite Network and, if sustained or repeated, would reduce the attractiveness of the Excite Network to advertisers and consumers. An increase in the volume of searches conducted through the Excite Network could strain the capacity of the software or hardware deployed by the Company, which could lead to slower response time or system failures. In addition, as the amount of Web pages and traffic on the Company's services increases, there can be no assurance that the Excite Network will be able to scale proportionately. The Company is also dependent upon timely feeds and downloads of information from content providers and is dependent upon providers of Web browsers and on ISPs, OSPs and other Web site operators, which have experienced significant outages in the past, for access to its network. In the past, Web consumers have experienced outages, delays and other difficulties due to system failures unrelated to the Company's systems and services. Additional difficulties could also materially and adversely affect consumer and advertiser satisfaction. To the extent that the capacity constraints described above are not effectively addressed by the Company, such constraints would have a material adverse effect on the Company's business, results of operations and financial condition.

     Substantially all of the Company's communications hardware and certain of its computer hardware operations are located at leased facilities in Redwood City, California, an area susceptible to earthquakes. The Company has experienced system failures or outages from time to time in the past, which have disrupted the operation of the Excite Network. There can be no assurance that a system failure at this location would not adversely affect the performance of the Excite Network. These systems are also vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have a formal disaster recovery plan. In the event that the Company seeks to replicate its systems at other locations, it would face a number of technical challenges, particularly with respect to database replication and the need to constantly update distributed databases, and there can be no assurance that the Company would be able to successfully address these challenges. Although the Company carries property and business interruption insurance, its low coverage limits likely will not be adequate to compensate the Company for all losses that may occur. The Company's servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessations in service to users of the Excite Network. The occurrence of any of these risks could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Facilities."

     Dependence on the Web Infrastructure. The success of the Excite Network will depend in large part upon the development and maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, or timely development of complementary products such as high speed modems, for providing reliable Web access and services. Because global commerce and online exchange of information on the Web and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace. The Web has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected. Furthermore, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future, including outages and delays resulting from the inability of certain computers or software to distinguish dates in the 21st century from dates in the 20th century. See "--Year 2000 Implications." These outages and delays could adversely affect the level of Web usage and also the level of traffic on the Excite Network. In addition, the Web could lose its viability due to delays in the development or adoption of new standards and protocols (for example, the next-generation Internet Protocol) to handle increased levels of activity or due to increased governmental regulation. There can be no assurance that the infrastructure or complementary products or services necessary to make the Web a viable commercial marketplace will be developed, or, if they are developed, that the Web will become a viable commercial marketplace for services such as those offered by the Company. If the necessary infrastructure, standards or protocols or complementary products, services or facilities are not developed, or if the Web does not become a viable commercial marketplace, the Company's business, results of operations and financial condition will be materially and adversely affected. Even if such infrastructure, standards or protocols or complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace, there can be no assurance that the Company will not be required to incur substantial expenditures in order to adapt its services to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background."

     Government Regulation and Legal Uncertainties. The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Web. However, due to the increasing popularity and use of the Web, it is possible that a number of laws and regulations may be adopted with respect to the Web, covering issues such as user privacy, pricing, characteristics and quality of products and services. For example, although it was held unconstitutional, the Telecommunications Act of 1996 prohibited the transmission over the Internet of certain types of information and content, and other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Web. In addition, several telecommunications carriers are seeking to have telecommunications over the Web regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. In addition, because the growing popularity and use of the Web has burdened the existing telecommunications infrastructure and many areas with high Web use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs in a manner similar to long distance telephone carriers and to impose access fees on the ISPs and OSPs. If any such petition is granted, or the relief sought therein is otherwise granted, the costs of communicating on the Web could increase substantially, potentially slowing the growth in use of the Web, which could in turn decrease the demand for the Company's services. The adoption of any additional laws or regulations may also decrease the growth of the Web, which could in turn decrease the demand for the Excite Network or could increase the Company's cost of doing business. Moreover, the applicability to the Web of existing laws in various jurisdictions governing issues such as property ownership, libel and personal privacy is uncertain and will take years to resolve. Any such new legislation or regulation or application or interpretation of existing laws could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's contests may be subject to state and federal laws governing lotteries and gambling. Although the Company seeks to design its contest rules to fall within exemptions from such laws, there can be no assurance that these contests will be exempt from such laws or that the applicability of such laws will not have a material adverse effect on the Company's business, results of operations and financial condition.

     Due to the global nature of the Web, it is possible that, although transmissions of the Excite Network originate in the State of California, the governments of other states and foreign countries might attempt to regulate the Company's transmissions or prosecute the Company for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such law or that such laws will not be modified, or new laws enacted, in the future. Although there has been recently introduced the proposed Internet Tax Freedom Act, which, if adopted, will place a temporary ban on states and localities from passing new tax laws aimed at online transactions, it is possible that, in the future, states or foreign countries may seek to impose sales taxes on out-of-state companies that engage in commerce over the Web or otherwise require the Company to qualify to do business in such jurisdictions, with the failure to so qualify subjecting the Company to taxes or penalties. In the event that states or foreign countries succeed in imposing sales or other taxes on Web commerce, the growth of the use of the Web for commerce could slow substantially. Any of the foregoing developments could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background."

     Liability for Information Retrieved from the Web. Because materials contained on the Web may be accessed through the services offered by the Company and be subsequently distributed to others, there is a potential that claims may be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. Such types of claims have been brought, and sometimes successfully pressed, against OSPs and ISPs in the past. In addition, the Company could be exposed to liability with respect to the selection of listings that may be accessible through the Company's services and through content and materials that may be posted by users in classifieds, bulletin board and chat room services offered by the Company. Such claims might include, among others, that by providing hypertext links to Web sites operated by third parties, the Company is liable for copyright or trademark infringement or other wrongful actions by such third parties through such Web sites. It is possible that if any information provided through the Company's services, such as stock quotes, analyst estimates or other trading information, contains errors, third parties could make claims against the Company for losses incurred in reliance on such information. The Company recently began offering Web-based email services, which expose the Company to potential risks, such as liabilities or claims resulting from unsolicited email (spamming), lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service.

     Certain of the Company's newer sponsorship relationships contain provisions under which the Company is entitled to receive a share of revenues from the purchase of goods and services by users of the Company's services. Such arrangements may expose the Company to additional legal risks and uncertainties, including, without limitation, potential liabilities to consumers of such products and services. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type, or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--The Excite Network."

     Dependence on Key Personnel. The Company's performance is substantially dependent on the performance of its executive officers and other key employees, many of whom have worked together for only a short period of time. Given the Company's relatively early stage of development, the Company is dependent on its ability to attract, train, retain and motivate high quality personnel, especially its management and engineering and development teams. The Company does not have "key person" life insurance policies on any of its employees. The Company's future success also depends on its continuing ability to attract, train, retain and motivate other highly qualified technical and managerial personnel. Competition for such personnel is intense, particularly in the San Francisco Bay Area, and there can be no assurance that the Company will be able to attract, train, retain or motivate other highly qualified technical and managerial personnel in the future. The loss of the services of any of the Company's executive officers or other key employees or the failure of the Company to attract, integrate, motivate and retain additional key employees could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Employees" and "Management."

     Proprietary Technology; Potential Litigation. The Company regards its technology as proprietary and attempts to protect it with copyrights, trademarks, trade secret laws, restrictions on disclosure and transferring title and other methods, and has been issued a patent with respect to certain aspects of its searching and indexing technology. The Company has filed two patent applications with respect to other aspects of its technology. There can be no assurance that the patent that has been issued is, or that any patents that may issue from these pending applications will be, sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents that have been issued or that may be issued will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide proprietary protection to the Company. The failure of any patents to protect the Company's technology may make it easier for the Company's competitors to offer technology equivalent or superior to the Company's technology. The Company also generally enters into confidentiality or license agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's services or technology without authorization, or to develop similar technology independently. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries, and the global nature of the Web makes it virtually impossible to control the ultimate destination of the Company's products. Policing unauthorized use of the Company's technology is difficult. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its technology. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, results of operations and financial condition.

     Many parties, including competitors of the Company, are actively developing search, indexing and related Web technologies. Some of these parties have taken, and the Company believes that others will take, steps to protect these technologies, including seeking patent protection. As a result, the Company believes that disputes regarding the ownership of such technologies are likely to arise in the future. In May 1998, one of the Company's competitors was issued a patent with respect to certain aspects of its search technology. Although the Company has not received any correspondence with regard to this patent, this competitor has publicly stated that it intends to vigorously pursue entities it believes may infringe this patent. The Company is currently reviewing this patent with its patent counsel in order to determine whether the Company could be subject to any potential claims. There can be no assurance that this competitor will not initiate a lawsuit against the Company asserting patent infringement. There can also be no assurance that the Company can defend successfully any such litigation either on the grounds that such patent is invalid or that the Company's search technology does not infringe such patent. Even if the Company is successful, there can be no assurance that the costs and resources required to defend any such litigation will not have a material adverse effect on the Company's business, results of operations or financial condition. In addition, from time to time, the

Company has received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights, including claims for infringement resulting from the downloading of materials by the service operated by the Company. Although the Company investigates claims and responds as it deems appropriate, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any assertions or prosecutions will not materially and adversely affect the Company's business, results of operations and financial condition. Irrespective of the validity or the successful assertion of such claims, the Company would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on the Company's business, results of operations and financial condition. If any claims or actions were asserted against the Company, the Company might seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances a license would be available on commercially reasonable terms, or at all.

     The Company currently owns and also licenses from third parties certain of its technologies. As it continues to introduce new services that incorporate new technologies, it anticipates that it may be required to license additional technology from others. There can be no assurance that these third-party technology licenses will be available to the Company on commercially reasonable terms, if at all. The inability of the Company to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could materially and adversely affect the performance of its services until equivalent technology could be identified, licensed and integrated. Any such delays or reductions in the introduction of services or adverse impact on service quality could materially and adversely affect the Company's business, results of operations and financial condition. See "Business--Intellectual Property."

     Control by Directors, Executive Officers and Certain Shareholders. Upon completion of this offering, the present directors and executive officers and certain shareholders of the Company and their respective affiliates will, in the aggregate, beneficially own approximately 13,245,002 shares of the outstanding Common Stock. As a result, these shareholders will possess significant influence over the Company, giving them the ability, among other things, to elect a significant portion of the Company's Board of Directors (or the entire Board of Directors when and if cumulative voting is eliminated upon reincorporation of the Company into Delaware) and to approve significant corporate transactions. See "--Proposed Reincorporation; Certain Anti-Takeover Provisions." In addition, upon completion of this offering, AOL and Intuit will beneficially own approximately 2,464,356 shares and 2,900,000 shares, respectively, of the outstanding Common Stock. Such concentration of share ownership may also have the effect of delaying or preventing a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company.

     Volatility of Stock Price. The market price of the Company's Common Stock is highly volatile and is subject to wide fluctuations in response to a wide variety of factors including, quarterly variations in operating results, announcements of technological innovations or new services by the Company or its competitors, conditions affecting the Internet industry, changes in financial estimates by securities analysts, or other events or factors. For example, since December 31, 1996, the Company's Common Stock closed as low as $7 7/8 and as high as $91 1/8 per share. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. If brought against the Company, such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, results of operations and financial condition. See "Price Range of Common Stock."

     Future Capital Needs. The Company currently anticipates that the net proceeds of this offering, together with its available funds, will be sufficient to meet its anticipated needs for working capital, capital expenditures and business expansion through at least the next 12 months. Thereafter, the Company may need to raise additional funds. The Company may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund its expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Such inability could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources."

     Shares Eligible for Future Sale; Shelf Registration Statements and Registration Rights. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"). Upon completion of this offering, the Company will have outstanding approximately 24,722,019 shares of Common Stock (approximately 24,924,519 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, approximately 9,930,782 shares will be freely tradable without restriction under the Securities Act. The approximately 14,791,237 remaining shares are "Restricted Securities" (the "Restricted Securities") under the Securities Act. Approximately 10,807,369 of the Restricted Shares will be eligible for sale in the public market upon expiration of certain "lock-up" agreements with the Underwriters, subject to the resale volume limitations of Rule 144 under the Securities Act ("Rule 144"). The remaining 3,983,868 Restricted Securities will be eligible for sale in the public marketplace upon the expiration of their respective one-year holding periods under Rule 144 (or earlier pursuant to the shelf registration statements described below). In addition, as of April 30, 1998, options to purchase a total of 5,304,289 shares of Common Stock were outstanding, 473,883 shares of Common Stock were reserved for future issuance under the Company's stock option and stock purchase plans, and a warrant to purchase 325,000 shares of the Company's Series E-3 Preferred Stock were outstanding and warrants to purchase 497,070 shares of Common Stock (plus an additional number of shares of Common Stock subject to a warrant having an aggregate exercise price of up to $25.0 million, based on the market value of the Common Stock as of April 30, 1999, when such warrant becomes exercisable).

     The Company has in effect three shelf Registration Statements with respect to the 2,789,356 shares (as of April 30, 1998) of Common Stock held by AOL (or issuable to AOL upon exercise of a warrant), with respect to the 2,900,000 shares of Common Stock held by Intuit, and with respect to the 2,992,522 shares (as of April 30, 1998) held by, or issuable upon exercise of assumed warrants to, the former stockholders and warrant holders of MatchLogic and Netbot. The Company has also filed a shelf registration statement with respect to the shares of Common Stock issuable upon exercise of the warrants issued to Netscape. The Company will be required to file an additional shelf registration statement with respect to the 1,065,337 shares of Common Stock held by, or issuable upon exercise of assumed warrants or convertible debt to, the former securityholders of Classifieds2000 and a company from which Excite purchased certain assets in April 1998. Holders of an additional 4,591,144 shares of Common Stock have certain rights to require the Company to register those shares of Common Stock for offer and sale to the public. If such holders, by exercising their registration rights or selling their shares of Common Stock pursuant to an existing registration statement, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock.

     Year 2000 Implications. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company has reviewed its internal programs, and has determined that there are no significant Year 2000 issues within the Company's systems or services. However, although the Company believes that its systems are Year 2000 compliant, the Company utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to operate properly with regard to the year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the purchasing patterns of advertisers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for Web advertising or sponsorship of Web services, which could have a material adverse effect on the Company's business, results of operations and financial condition.

     Proposed Reincorporation; Certain Anti-Takeover Provisions. The Company has submitted to its shareholders for approval at its 1998 annual meeting, to be held in June 1998, a proposal to change the state of incorporation of the Company from California to Delaware. If the Company's shareholders approve this proposal, then upon the reincorporation of the Company into Delaware, the Company's Certificate of Incorporation, like its current Articles of Incorporation, will permit the Company's Board of Directors to issue up to 4,000,000 shares of Preferred Stock in one or more series and to determine the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions therefor. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible financings, acquisitions or other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock, and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. Other than shares issuable upon exercise of an outstanding warrant to purchase up to 325,000 shares of Series E-3 Preferred Stock, the Company has no current plans to issue shares of Preferred Stock. In addition, the Netcenter Agreement is subject to termination in the event of an acquisition of the Company or in the event the Company acquires certain specified companies. Such provisions may have the effect of delaying, deferring or preventing a change in control of the Company and may also have the effect of preventing the Company from pursuing certain acquisitions which the Company may regard as strategic. See "--Risks Related to Netcenter Agreement."

     Certain material differences exist between the rights of the Company's shareholders under California law and the Company's Articles of Incorporation and Bylaws, and such rights as they will exist under Delaware Law and the Company's Certificate of Incorporation and Bylaws, if the reincorporation proposal is approved. These material differences include, but are not limited to, the loss of the ability of shareholders to act by written consent, the loss of cumulative voting rights, limitations on the availability of appraisal rights with respect to certain reorganizations, more limited standing to bring shareholder derivative actions, restrictions on the ability of shareholders to submit proposals for annual meetings and the loss of the ability to call special shareholder meetings. As a result of such material differences, the rights of holders of the Company's capital stock will generally become more limited after the proposed reincorporation.

     In addition, if this reincorporation is approved by the Company's shareholders, certain provisions of the Company's Certificate of Incorporation and Bylaws will have the effect of delaying, deferring or preventing a change in control of the Company. These provisions will provide, among other things, that stockholders may not take action by written consent or call special meetings, and that the ability of stockholders to submit proposals at stockholder meetings will be restricted. In addition, the Company will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The Company's Certificate of Incorporation and Bylaws will provide that the Company will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may be broad enough to include services in connection with takeover defense measures. All of the foregoing provisions may have the effect of preventing changes in the management of, or deferring or preventing a change of control in, the Company.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,232,500 shares of Common Stock offered by the Company hereby are estimated to be approximately $70.0 million ($81.6 million if the Underwriters' over-allotment is exercised in full) at an assumed public offering price of $61 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders.


     The Company expects to use the net proceeds to the Company from this offering for the repayment of approximately $50.0 million of indebtedness to Intuit, a significant shareholder of the Company. This indebtedness is evidenced by a promissory note (the "Intuit Note"), bears interest at 5.9% per annum and matures on the earlier to occur of October 30, 1998 or two days after the closing of this offering. The proceeds of this indebtedness were used to fund the Company's prepayment of obligations to Netscape under the Netcenter Agreement. The Company will use the balance of the net proceeds for the funding of the Cash Payment due under the Netcenter Agreement. The remainder of the net proceeds, if any, will be used to repay any remaining portion of the Cash Payment and for general corporate purposes, including working capital.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's credit agreement with its bank prohibits the payment of dividends without the bank's written consent.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "XCIT" since April 4, 1996, the date of the Company's initial public offering. The Company's initial public offering price was $17 per share. The following table sets forth, for the period indicated, the high and low closing sale prices per share for the Company's Common Stock as reported by the Nasdaq National Market:


                                                               HIGH        LOW
               Year Ended December 31, 1996:                  ------      ------
     Second Quarter (from April 4, 1996)....................  $20         $ 8 1/4
     Third Quarter..........................................  8 3/8       5 1/8
     Fourth Quarter.........................................  15 1/4      5 1/2

Year Ended December 31, 1997:
     First Quarter..........................................  21 1/8      8 3/4
     Second Quarter.........................................  15 7/8      7 7/8
     Third Quarter..........................................  34 1/4      14 1/4
     Fourth Quarter.........................................  34 3/8      20 1/8

Year Ended December 31, 1998:
     First Quarter..........................................  55 7/8      29 7/8
     Second Quarter (through May 21, 1998)..................  91 1/8       52 5/1



     On May 21, 1998, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $61 per share. On April 27, 1998, there were approximately 320 holders of record of the Company's Common Stock, although the Company believes that there is a larger number of beneficial owners of its Common Stock.

                                 CAPITALIZATION


     The following table sets forth the capitalization and certain other obligations of the Company (i) as of March 31, 1998, (ii) pro forma to reflect $50.0 million payable to Intuit under the Intuit Note, an accrual of $20.0 million for the remaining portion of the Cash Payment (the "Netscape Payable") and the estimated $56.8 million charge in connection with the Netcenter Agreement to be incurred during the second quarter of 1998, (iii) the issuance of warrants to Netscape with an initial valuation of $16.1 million and (iv) pro forma as adjusted to give effect to the sale of the 1,232,500 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $61 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds therefrom to repay the Intuit Note and the Netscape Payable.



                                                                       MARCH 31, 1998
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            ---------   ---------    -----------
                                                                       (IN THOUSANDS)
Intuit Note and Netscape Payable..........................  $      --   $  70,000     $      --
                                                            =========   =========     =========
Long-term debt(1):
  Capital lease obligations...............................      3,715       3,715         3,715
  Non-lease financing.....................................      1,326       1,326         1,326
  Convertible note........................................      5,000       5,000         5,000
                                                            ---------   ---------     ---------
          Total long-term debt............................     10,041      10,041        10,041
                                                            ---------   ---------     ---------
Shareholders' equity:
  Convertible preferred stock, no par value; 4,000 shares
     authorized, no shares issued and outstanding actual
     and as adjusted(2)...................................        813         813           813
  Common stock, no par value; 50,000 shares authorized,
     22,317 shares issued and outstanding, actual and pro
     forma; 23,550 shares issued and outstanding, as
     adjusted(3)..........................................    134,283     150,400       220,422
  Deferred compensation...................................     (1,282)     (1,282)       (1,282)
  Unrealized gain on available-for-sale securities........        114         114           114
  Accumulated deficit.....................................   (103,113)   (159,945)     (159,945)
                                                            ---------   ---------     ---------
       Total shareholders' equity (deficiency)............     30,815      (9,900)       60,122
                                                            ---------   ---------     ---------
          Total capitalization............................  $  40,856   $     141     $  70,163
                                                            =========   =========     =========


---------------
(1) Excludes current portions of such obligations. See Notes 5 and 6 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference for a description of the Company's short-term and long-term debt.

(2) Excludes 325,000 shares of Series E-3 Convertible Preferred Stock issuable to AOL upon exercise of the AOL Warrant.

(3) Excludes (i) 5,304,289 shares of Common Stock issuable upon the exercise of stock options outstanding as of April 30, 1998 under the Company's stock option plans with a weighted average exercise price of approximately $15.28 per share, (ii) an aggregate of 473,307 shares of Common Stock reserved for future grants or sale under the Company's employee stock option and stock purchase plans as of such date, (iii) 497,070 shares of Common Stock issuable upon exercise of then-outstanding warrants to purchase Common Stock as of such date and an additional number of shares of Common Stock subject to a warrant having an aggregate exercise price of up to $25.0 million (which per share exercise price will be based on the market value of the Common Stock as of April 30, 1999, when the warrant becomes exercisable),
    (iv) 325,000 shares of Common Stock issuable upon conversion of Convertible Preferred Stock issuable upon exercise of the AOL Warrant and (v) 74,766 shares of Common Stock issuable upon conversion of a $5.0 million convertible promissory note (based on the closing price of $66 7/8 per share of the Company's Common Stock on April 30, 1998). See Notes 6, 7 and 8 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the supplemental consolidated financial statements and notes thereto and the interim condensed consolidated financial statements and notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. During 1996, Excite acquired The McKinley Group, Inc. ("McKinley") in a transaction accounted for as a pooling of interests, and in February 1998 Excite acquired MatchLogic in a transaction accounted for as a pooling of interests. All financial information has been restated to reflect the combined operations of Excite, McKinley and MatchLogic. The consolidated statements of operations data for each of the years in the three-year period ended December 31, 1997 and the consolidated balance sheet data at December 31, 1996 and 1997, are derived from, and are qualified by reference to, the audited supplemental consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, included in the Company's Current Report on Form 8-K filed with the Commission on May 15, 1998, incorporated herein by reference, and should be read in conjunction with those financial statements and notes thereto. The consolidated statements of operations data for the year ended December 31, 1994 and the consolidated balance sheet data at December 31, 1994 and 1995 are derived from audited financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors, not included in this Prospectus. The selected consolidated financial statement of operations data for the three months ended March 31, 1997 and 1998, and the selected historical balance sheet data as of March 31, 1998, are derived from unaudited interim condensed consolidated financial statements of the Company included in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, incorporated herein by reference. In the opinion of the Company, all necessary adjustments (consisting of normal recurring adjustments) have been included to present fairly the unaudited consolidated quarterly results when read in conjunction with the Company's audited supplemental consolidated financial statements and notes thereto incorporated herein by reference. The financial data for the three months ended March 31, 1998 is not necessarily indicative of the results for the year ending December 31, 1998 or any other future period.

                                                                                                               THREE MONTHS
                                                                       YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                                              ------------------------------------------    -------------------
                                                              1994(1)     1995        1996        1997       1997        1998
                                                              -------    -------    --------    --------    -------    --------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues....................................................  $  293     $   953    $ 14,757    $ 54,114    $ 7,515    $ 23,001
Cost of revenues:
   Hosting costs............................................      --          65       3,296       8,586      1,852       2,788
   Royalties and other cost of revenues.....................      88         163         667       4,235        540       2,806
   Amortization of purchased technology.....................      --          --         186       8,214      2,399          --
                                                              ------     -------    --------    --------    -------    --------
       Total cost of revenues...............................      88         228       4,149      21,035      4,791       5,594
                                                              ------     -------    --------    --------    -------    --------
Gross profit................................................     205         725      10,608      33,079      2,724      17,407
Operating expenses:
   Research and development.................................     415       2,810       8,030      16,694      3,066       5,900
   Sales and marketing......................................      37       1,648      21,103      32,009      6,281      10,074
   Distribution license fees and data acquisition costs.....      --          --      11,878       9,365         30       3,986
   General and administrative...............................     399       2,326       7,081       9,477      1,289       2,756
   Charge for purchased in-process technology...............      --         331       3,500       2,346         --          --
   Other merger and acquisition related costs, including
     amortization of goodwill and other purchased
     intangibles............................................      --          --       3,134       3,989        953         977
                                                              ------     -------    --------    --------    -------    --------
       Total operating expenses.............................     851       7,115      54,726      73,880     11,619      23,693
                                                              ------     -------    --------    --------    -------    --------
Operating loss..............................................    (646)     (6,390)    (44,118)    (40,801)    (8,895)     (6,286)
Interest income (expense) and other.........................      (4)        (45)      1,001        (114)       111        (194)
Equity share of losses of affiliated company................      --          --          --        (477)        --        (479)
                                                              ------     -------    --------    --------    -------    --------
Net loss....................................................  $ (650)    $(6,435)   $(43,117)   $(41,392)   $(8,784)   $ (6,959)
                                                              ======     =======    ========    ========    =======    ========
Basic and diluted net loss per share(2).....................  $(1.88)    $ (6.15)   $  (4.75)   $  (2.94)   $  (.74)   $   (.34)
                                                              ======     =======    ========    ========    =======    ========
Shares used in computing net loss per share(2)..............     346       1,046       9,076      14,077     11,799      20,725
                                                              ======     =======    ========    ========    =======    ========

                                                                           DECEMBER 31,
                                                              --------------------------------------    MARCH 31,
                                                              1994      1995       1996       1997        1998
                                                              -----    -------    -------    -------    ---------
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  12    $ 1,118    $20,834    $31,764     $25,392
Working capital (deficit)...................................   (442)      (878)     8,124     22,970      18,531
Total assets................................................    157      3,801     47,698     76,693      72,912
Long-term obligations.......................................    100        995      3,985      9,689      10,041
Redeemable convertible preferred stock......................     --      3,847         --         --          --
Convertible preferred stock.................................     --         --     15,816      9,518         813
Total shareholders' equity (net capital deficiency).........   (542)    (4,034)    25,097     34,852      30,815

---------------
(1) The year ended December 31, 1994 includes the results of operations from Inception to December 31, 1994. The inception date is June 9, 1994 for Excite and December 7, 1993 for McKinley. The operating results for McKinley from December 7, 1993 through December 31, 1993 were immaterial.

(2) The net loss per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Standards No. 128, "Earnings Per Share" and Staff Accounting Bulletin No. 98. For further discussion of net loss per share and the impact of Statement No. 128 and Staff Accounting Bulletin No. 98, see Note 1 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus and the Incorporated Documents. The following discussion should also be read in conjunction with the supplemental consolidated financial statements and the interim condensed consolidated financial statements and notes thereto incorporated herein by reference.

OVERVIEW

     The Company operates the Excite Network (which includes the Excite and WebCrawler brands) and provides a gateway to the Web that organizes, aggregates and delivers information to meet the needs of individual consumers. Excite, Inc., formerly Architext Software, Inc., was formed in June 1994, and from its inception to September 1995, its operating activities related primarily to recruiting personnel, raising capital, purchasing operating assets, providing custom product development and consulting services. The Company first launched its Excite search and directory service in October 1995. In April 1997, the Company launched a channels-based format for its service and content on the Excite brand to provide consumers with an interface that reflects the way they navigate through other forms of media and enables advertisers to more effectively reach target consumers. The Excite brand currently includes 12 channels of topical interest such as Entertainment, Sports and Business & Investing. In September 1997, the Company launched a similar channels-based format for its WebCrawler brand which currently includes 16 channels.

     Historically, advertising revenues have been derived principally from short-term advertising contracts in which the Company guarantees a minimum number of impressions (a view of an advertisement banner by a consumer) for a fixed fee. Such banner advertising revenues are dependent upon both the number of impressions and the rate per thousand impressions ("CPMs") charged. The Company generally charges higher rates for advertisements focused on targeted groups, either by key-word associations or affiliations with specific content, than for general rotation advertisements on the Excite Network.

     In 1997, the Company began entering into longer-term advertising and commerce sponsorship agreements. These agreements generally involve more integration with the Excite Network and provide for more varied sources of potential revenues to Excite over the term of the agreements, which generally average from two to three years. Under these agreements, Excite earns fees for initial programming, for initiation of service and access to the Excite Network, and for generating impressions, which in some instances are guaranteed by the Company. A number of these agreements also provide that revenues or gross margins from advertising and electronic commerce transactions are to be shared between the advertiser and Excite as realized. Revenues or margin sharing recognizable from such transactions were insignificant in 1997, and are expected to be insignificant in 1998 as well. Sponsorship customers accounted for approximately 24% and 31% of advertising revenues for 1997 and the three months ended March 31, 1998, respectively. Revenues are generally recognized ratably over the term of the agreement, provided that the Company does not have any significant remaining obligations and collection of the resulting receivable is probable. To the extent that impression deliveries are falling short of the guarantees, the Company defers recognition of the corresponding revenues. See "Risk Factors--Risks Related to Sponsorships" and "--Risks Associated with Banner Advertising."

     In April 1998, the Company and Netscape entered into the Netcenter Agreement, under which the Company will, among other things, provide, host and sell advertising for the Co-Branded Services for Netscape's recently announced Netcenter service. In connection with the Netscape Agreement, the Company has paid to Netscape $50.0 million with proceeds from the Intuit Note, and is obligated to pay by June 30, 1998 an additional $20.0 million (together, the "Cash Payment"). Also in connection with the Netcenter Agreement, the Company has issued to Netscape a warrant to purchase 423,079 shares of the Company's Common Stock at an exercise price of approximately $59.09 per share and a second warrant to purchase shares of the Company's Common Stock at an aggregate exercise price of up to $25.0 million (together, the

"Warrants"). The aggregate exercise price of the second Warrant will be reduced to $10.0 million if Netscape and MatchLogic do not enter into a marketing services agreement by May 22, 1998. The fair value of the first Warrant and the aggregate $10.0 million exercise price of the second Warrant that is not subject to contingencies initially has been estimated to be $16.1 million. The Company expects to incur $56.8 million of distribution license fees and data acquisition costs in the second quarter of 1998, consisting of $40.7 million attributable to the Cash Payment and $16.1 million attributable to the Warrants. The remaining $29.3 million of the Cash Payment and Warrant valuation will be amortized over the two-year term of the Netcenter Agreement. The Company may record additional charges related to the Warrants in the second quarter of 1998 and future periods due to the resolution of contingencies regarding the remaining $15.0 million aggregate exercise price of the second Warrant and under certain other conditions. (See Note 10 of Notes to the Interim Condensed Consolidated Financial Statements incorporated herein by reference.) The Company will recognize all revenues generated from the Co-Branded Services and will pay Netscape the Netscape Revenues, provided that Excite will not be required to make any payments to Netscape until it has recouped a substantial portion of the Cash Payment from amounts which would otherwise have been payable as Netscape Revenues. There can be no assurance that the Co-Branded Services will generate future revenues. See "Risk Factors--Risks Related to Netcenter Agreement."

     Since August 1996, the Company has acquired a number of businesses, technologies, services, product lines and content. In April 1998, the Company issued approximately 165,000 shares of its Common Stock and assumed options and warrants to purchase up to an aggregate of approximately 159,000 shares of its Common Stock in exchange for certain assets including in-process technology of approximately $16.2 million which will be expensed in the second quarter of 1998. Also in April 1998, the Company acquired Classifieds2000, a provider of online classified ads. The Company issued approximately 865,000 shares of its Common Stock to former stockholders of Classifieds2000 and assumed options and warrants to purchase up to approximately 25,000 shares of its Common Stock. In February 1998, the Company acquired MatchLogic, a provider of solutions for the management and optimization of Internet advertising campaigns. The Company issued approximately 3.1 million shares of its Common Stock to former stockholders of MatchLogic and assumed options and warrants to purchase up to approximately 524,000 shares of its Common Stock. In November 1997, the Company acquired Netbot, a developer of advanced search technology. The Company issued approximately 854,000 shares of its Common Stock to former stockholders of Netbot and assumed options and warrants to purchase up to approximately 211,000 shares of its Common Stock. In March 1997, the Company completed its acquisition of the WebCrawler search and directory technology (the "WebCrawler Acquisition") from America Online, Inc. ("AOL") for an aggregate of 1,950,000 shares of its Convertible Preferred Stock. In August 1996, the Company acquired McKinley, the creator of the Magellan Internet Guide. The Company issued 850,000 shares of its Common Stock and assumed options and warrants to purchase up to approximately 14,000 shares of its Common Stock. All of the above acquisitions were accounted for as pooling of interests transactions, except for the asset acquisition in April 1998 and the WebCrawler Acquisition.

     All financial information for dates and periods prior to the mergers with MatchLogic and McKinley have been restated to reflect the combined operations of the Company, MatchLogic and McKinley. Financial information for dates and periods prior to the acquisition of Netbot has not been restated to reflect the combined operations of the Company and Netbot, as Netbot's results of operations were not material to the Company's consolidated financial statements. Because the results of operations and financial position of Classifieds2000 were not material to Excite's consolidated financial statements prior to March 31, 1998, financial information prior to the date of acquisition will not be restated. See
Note 10 of Notes to the Interim Condensed Consolidated Financial Statements incorporated herein by reference. For accounting purposes, the Company recorded the WebCrawler Acquisition as of December 1, 1996. See "Risk Factors--Acquisition Strategy; Integration of Past and Future Acquisitions" and Notes 1, 2, 14 and 15 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference.

     The Company has incurred significant operating losses since inception, and as of March 31, 1998, the Company had an accumulated deficit of approximately $103.1 million. Although the Company experienced significant revenue growth during 1996, 1997 and the first quarter of 1998, there can be no assurance that this growth rate will be sustained or that revenues will continue to grow or that historical operating results will be indicative of future operating results. During the second quarter of 1998, the Company expects to incur a charge of approximately $16.2 million for purchased in-process technology relating to the acquisition of certain assets and charges of $56.8 million related to the Netcenter Agreement. The Company may record additional charges, which may be significant, related to the Netcenter Agreement in the second quarter of 1998 and future periods.

     In addition, as the Company has grown, its operating expenses have increased, and the Company expects that its operating expenses will continue to increase as a result of its acquisitions, the performance of its obligations under the Netcenter Agreement, its increased sales and marketing efforts, its increased funding for development activities and the increased general and administrative staff needed to support the Company's growth. To the extent that revenues do not grow at anticipated rates or that increases in such operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that in the future the Company will be profitable on a quarterly or annual basis. See "--Future Capital Needs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain items from the Company's Supplemental Consolidated Statement of Operations and Interim Condensed Consolidated Statement of Operations incorporated herein by reference. The Company believes that period-to-period comparisons of its financial results are not necessarily meaningful because of its limited operating history, the evolving nature of its business and its acquisitions. Results for 1995 are not comparable to those for 1996 and 1997 because the Company did not begin selling advertising space on its network until October 1995.

                                                                        THREE MONTHS
                                        YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                        ------------------------      ----------------
                                        1995      1996      1997      1997       1998
                                        ----      ----      ----      -----      -----
Revenues:
  Advertising revenues................    15%       95%      96%       100%        95%
  Contract and other revenues.........    85         5        4         --          5
                                        ----      ----      ---       ----       ----
          Total revenues..............   100       100      100        100        100
                                        ----      ----      ---       ----       ----
Cost of revenues:
  Hosting costs.......................     7        22       16         25         12
  Royalties and other cost of
     revenues.........................    17         5        8          7         12
  Amortization of purchased
     technology.......................    --         1       15         32         --
                                        ----      ----      ---       ----       ----
          Total cost of revenues......    24        28       39         64         24
                                        ----      ----      ---       ----       ----
Gross profit..........................    76        72       61         36         76
Operating expenses:
     Research and development.........   295        54       31         41         26
     Sales and marketing..............   173       143       59         83         44
     Distribution license fees and
       data acquisition costs.........    --        81       17         --         17
     General and administrative.......   244        48       18         17         12
     Charge for purchased in-process
       technology.....................    35        24        4         --         --
     Other merger and acquisition
       related costs, including
       amortization of goodwill and
       other purchased intangibles....    --        21        7         13          4
                                        ----      ----      ---       ----       ----
          Total operating expenses....   747       371      136        154        103
                                        ----      ----      ---       ----       ----
Operating loss........................  (671)     (299)     (75)      (118)       (27)
Interest income (expense) and other...    (4)        7       --          1         (1)
Equity share of losses of affiliated
  company.............................    --        --       (1)        --         (2)
                                        ----      ----      ---       ----       ----
Net loss..............................  (675)%    (292)%    (76)%     (117)%      (30)%
                                        ====      ====      ===       ====       ====

THREE MONTHS ENDED MARCH 31, 1997 AND 1998

  Revenues

     Revenues increased by $15.5 million from $7.5 million for the three months ended March 31, 1997 to $23.0 million for the comparable period in 1998. This increase is primarily the result of an increase in sales of targeted advertisements with higher rates, an increase in the number of advertisers purchasing advertising banners on the Company's Web sites and an increase in sponsorship advertising revenues. Also contributing to the increase in revenues was the acquisition of MatchLogic which began operations in May 1997. Revenues from international operations were not significant during the three months ended March 31, 1997 and 1998. The Company expects to continue to derive a substantial majority of its total revenues from selling advertisements. Because the market for advertising on the Web is intensely competitive, advertising rates could be subject to pricing pressures in the future. If the Company is forced to reduce its advertising rates or experiences lower CPMs as a result of such competition or otherwise, future revenues could be adversely affected. Beginning in the second quarter of 1997, the Company started to sell a combination of sponsorship and banner advertising contracts in addition to the banner advertising contracts historically sold by the Company. Such sponsorship advertising contracts have longer terms, involve more integration with Excite's services and may allow advertisers to be the exclusive sponsor of portions of the Excite and/or WebCrawler content. The Company does not expect revenue growth relating to sponsorship advertising revenues to continue at the current rate in future periods as availability of exclusive sponsorships may be limited.

  Cost of Revenues

     Cost of revenues consists primarily of hosting costs, royalties and other cost of revenues and, in 1997, amortization of purchased technology. Hosting costs relate to the maintenance and technical support of the Excite Network, and are comprised principally of personnel costs, telecommunications costs, equipment depreciation, and overhead allocations. Royalties and other cost of revenues include expenses related to royalties, license agreements and revenue sharing agreements for content and other services such as email and chat room services. Total cost of revenues increased in absolute dollars by $803,000 from $4.8 million, or 64% of revenues, for the three months ended March 31, 1997, to $5.6 million, or 24% of revenues, for the comparable period in 1998. Hosting costs increased in absolute dollars by $936,000 from $1.9 million, or 25% of revenues, for the three months ended March 31, 1997, to $2.8 million, or 12% of revenues, for the comparable period in 1998. The increase in hosting costs in absolute dollars is due primarily to increased personnel expenses and equipment costs relating to maintaining and supporting the Company's Web sites and services. Royalties and other cost of revenues increased in absolute dollars by $2.3 million from $540,000, or 7% of revenues, for the three months ended March 31, 1997, to $2.8 million, or 12% of revenues, for the comparable period in 1998. The increase in royalties and other cost of revenues was primarily due to increased royalties and margin sharing payments from revenue sharing agreements entered into in 1997.

     In the first quarter of 1997, the Company recognized amortization of purchased technology of $2.4 million related to the WebCrawler acquisition. There were no corresponding costs in the first quarter of 1998 as the cost of the technology was fully amortized at December 31, 1997. Excluding amortization of purchased technology, total cost of revenues increased $3.2 million from $2.4 million, or 32% of revenues, for the three months ended March 31, 1997, to $5.6 million, or 24% of revenues, for the comparable period in 1998. Excluding amortization, cost of revenues in future periods is expected to increase in absolute dollars and may increase as a percentage of revenues as the Company increases costs to support expanded services and content. The Company also expects to experience increased hosting costs in connection with performing its obligations under the Netcenter Agreement and to experience increased royalties and other cost of revenues as a result of the revenue sharing provisions of the Netcenter Agreement.

  Gross Profit

     Gross profit as a percentage of revenues was 36% for the three months ended March 31, 1997 compared to 76% for the comparable period in 1998. The increase in gross profit as a percentage of revenues was due primarily to the elimination of amortization of purchased technology discussed above. Excluding amortization of purchased technology, gross profit as a percentage of revenues was 68% for the three months ended March 31, 1997. In addition, revenues grew at a faster rate than hosting costs and royalties and other cost of revenues. In the future, gross margins may be affected by the types of advertisements sold and revenue-sharing provisions of distribution and content agreements. These items have negatively affected gross profit in the past and may continue to negatively affect gross profit in the future. Furthermore, pursuant to the provisions of certain agreements with operators of Web access points and with content providers, the Company shares advertising revenues based upon the number of consumers directed to its network. A low level of targeted advertising as a percentage of total advertising sold, a decrease in targeted or mass Web advertising rates or an increase in the Company's advertising revenue sharing obligations could adversely affect gross margins in the future.

  Operating Expenses

     The Company's operating expenses have generally increased in absolute dollar amounts since inception. This trend reflects the Company's rapid transition from the product development stage to marketing and offering its services. The Company believes that continued expansion of its operations is essential to achieving and maintaining market leadership. As a consequence, the Company intends to continue to increase expenditures in all operating areas for the foreseeable future. The Company also expects operating expenses to increase as a result of its recent acquisitions.

     Research and Development. Research and development expenses consist principally of engineering and editorial personnel costs, equipment depreciation, consulting fees, supplies and allocation of overhead. Costs related to research, design and development of products and services have been charged to research and development expense as incurred. Research and development expenses increased in absolute dollars by $2.8 million from $3.1 million, or 41% of revenues, for the three months ended March 31, 1997, to $5.9 million, or 26% of revenues, for the comparable period in 1998. The increase in absolute dollars was primarily attributable to increased expenses as a result of the Netbot and MatchLogic acquisitions as well as an increase in engineering and editorial headcount to support the Company's channels format and personalization capabilities for the Excite Network. The Company believes that a significant level of research and development expense is required to remain competitive. Accordingly, the Company anticipates that it will continue to devote substantial resources to research and development and that these costs will increase in absolute dollars in future periods. The Company expects to experience increased research and development expenses in order to provide programming and content for the Co-Branded Services.

     Sales and Marketing. Sales and marketing expenses consist principally of sales and marketing personnel costs, agency and consulting fees, commissions, promotional and advertising expenses and allocation of overhead. Sales and marketing expenses increased in absolute dollars by $3.8 million from $6.3 million, or 83% of revenues, for the three months ended March 31, 1997, to $10.1 million, or 44% of revenues, for the comparable period in 1998. The increase in absolute dollars was due primarily to the hiring of additional sales and marketing personnel and increased expenses resulting from the acquisition of MatchLogic. Promotional expenses remained relatively constant in the three months ended March 31, 1998 as compared to the same period of the prior year as the prior year period included costs associated with a national media campaign that started in the fourth quarter of 1996. The Company expects to continue to incur significant promotional and advertising expenses and anticipates that these costs will increase in absolute dollars in future periods as the Company promotes its brands in order to create and maintain brand loyalty among customers. The Company also expects to experience increased sales and marketing expenses as it will be responsible for all advertising sales on the Co-Branded Services.

     Distribution License Fees and Data Acquisition Costs. Distribution license fees and data acquisition costs consist principally of fees paid to third-party Internet companies such as Netscape to provide entry points to the Excite Network and, starting in 1997, costs to update and maintain the ad targeting and tracking database by the Company's MatchLogic subsidiary. Distribution license fees and data acquisition costs were $30,000 in the first quarter of 1997 and $4.0 million in the first quarter of 1998. The first quarter of 1998 reflects distribution license fees related to agreements entered into with Netscape in March 1997 as well as data acquisition costs incurred by MatchLogic.

     The Company expects to incur $56.8 million of distribution license fees and data acquisition costs in the second quarter of 1998, consisting of $40.7 million attributable to the Cash Payment and $16.1 million attributable to the Warrants. The $29.3 million portion of the Cash Payment and Warrant valuation under the Netcenter Agreement not written off in the second quarter of 1998 will be amortized over the two-year term of the Netcenter Agreement. In the future, high traffic Web sites, ISPs, providers of Web browsers or other distribution channels could require cash payments or other types of consideration as compensation for listing or promoting the Excite Network, which could result in increased distribution license fees. See "Risk Factors--Risks Related to Netcenter Agreement" and "--Dependence on Third-Party Relationships."

     General and Administrative. General and administrative expenses consist principally of administrative and executive personnel costs, provision for doubtful accounts, fees for professional services and allocation of overhead. General and administrative expenses increased by $1.5 million from $1.3 million, or 17% of revenues, for the three months ended March 31, 1997, to $2.8 million, or 12% of revenues, for the comparable period in 1998. The increase in general and administrative expenses from the same quarter of the prior fiscal year was primarily due to increased personnel to support expansion of the Company's operations. In particular, growth in the Company's and MatchLogic's finance and administrative departments contributed to this increase. The Company anticipates that its general and administrative expenses will continue to increase in absolute dollars as the Company expands its administrative and executive staff, adds infrastructure and assimilates acquisitions of acquired technologies and businesses. In addition, the Company plans to continue to run MatchLogic as in independent subsidiary with its own administrative function, which will contribute to increased general and administrative expenses in the future.

     Other Merger and Acquisition Related Costs, Including Amortization of Goodwill and Other Purchased Intangibles. The Company has in the past, and may in the future, acquire businesses, technologies, services, product lines, content databases or access to content databases that are complimentary to the Company's business. During the three months ended March 31, 1998, the Company incurred merger and acquisition related costs of $700,000 related to the acquisition of MatchLogic. The remainder of the merger and acquisition related costs for the first quarter of 1998 and all of the costs for the first quarter of 1997 related to the amortization of goodwill and other purchased intangibles resulting primarily from the WebCrawler acquisition in December 1996.

     The Company anticipates that it will incur approximately $683,000 in merger and acquisition related costs for the acquisition of Classifieds2000 in the second quarter of 1998. In addition, the Company expects to incur expenses for purchased in-process technology of approximately $16.2 million related to the asset purchase in April 1998.

     Interest Income (Expense) and Other. Interest income for the three months ended March 31, 1997 and 1998 was $230,000 and $397,000, respectively. The increase in interest income was primarily a result of higher cash, cash equivalent and short-term investment balances in the first quarter of 1998. Interest expense and other for the three months ended March 31, 1997 and 1998 was $119,000 and $591,000, respectively. This increase was due primarily to expenses associated with additional capital lease obligations, non-lease financing obligations and the convertible note issued to Itochu Corporation in connection with the joint venture with respect to Excite Japan discussed below.

     Equity Share of Losses of Affiliated Company. In October 1997, the Company and Itochu Corporation and certain affiliated entities (collectively "Itochu") entered into a joint venture agreement with respect to the Company's wholly-owned subsidiary, Excite Japan, in order to provide Web-based information services to the Japanese market. The Company currently holds, and intends to retain, a 50% equity interest in Excite Japan. For the three months ended March 31, 1998, Excite's share of the losses of Excite Japan was $479,000. The Company expects that it will record increased losses from Excite Japan for at least the remainder of 1998.

YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

  Revenues

     The Company began selling advertising space on its network in October 1995. Revenues increased from $953,000 for 1995 to $14.8 million for 1996, and to $54.1 million for 1997. These increases were primarily the result of increases in the number of advertisements sold, increases in sales of targeted advertisements with higher rates, increases in the number of advertisers purchasing advertisements on the Company's Web sites and, in 1997, an increase in sponsorship advertising revenues.

     Included in revenues for 1995, 1996 and 1997 were contract and other revenues of $808,000, $727,000 and $2.1 million for 1995, 1996 and 1997, respectively. Prior to 1997, contract and other revenues consisted primarily of revenues derived from custom product development, licensing of the McKinley database, royalties from sales of the McKinley Internet Yellow pages and consulting fees. The Company does not currently derive significant revenues from these sources. The increase in 1997 was primarily attributable to the sale of Internet consumer database information to direct marketers by the Company's MatchLogic subsidiary.

     Two customers accounted for 26% and 16%, respectively, of revenues in 1995. One customer accounted for approximately 12% of revenues for 1996. No customer accounted for more than 10% of revenues for 1997. Revenues generated from international operations in 1997 were not significant. See Note 10 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference.

  Cost of Revenues

     In 1996 and 1997, the Company recognized, as a component of total cost of revenues, amortization of purchased technology of $186,000 and $8.2 million, respectively, related to the WebCrawler Acquisition. As of December 31, 1997, this purchased technology has been fully amortized. Total cost of revenues increased $16.9 million, from $4.1 million, or 28% of revenues for 1996, to $21.0 million, or 39% of revenues for 1997. Cost of revenues for 1995 was not comparable to that for 1996 and 1997 as the nature of the Company's revenues changed significantly with the launch of the Company's services in October 1995.

     Excluding amortization of purchased technology, cost of revenues increased in absolute dollars by $8.8 million, from $4.0 million, or 27% of revenues for 1996, to $12.8 million, or 24% of revenues for 1997. This increase in absolute dollars was due primarily to increased personnel expenses and equipment costs relating to hosting the Company's Web sites and increased royalties and revenue sharing costs.

  Gross Profit

     Gross profit as a percentage of revenues was 76%, 72% and 61% for 1995, 1996 and 1997, respectively. The decline in the gross profit as a percentage of revenues was due primarily to the amortization of purchased technology discussed above, as well as increased hosting costs to support expanded Web site offerings and increased royalties and margin sharing costs, offset in part by increased revenues. Excluding the amortization of purchased technology, gross profit as a percentage of revenues for those periods was 73% and 76%, respectively.

  Operating Expenses

     Research and Development. Research and development expenses increased from $2.8 million, or 295% of revenues for 1995, to $8.0 million, or 54% of revenues for 1996, and to $16.7 million, or 31% of total revenues for 1997. The increase in absolute dollars in 1996 was primarily due to increased engineering and editorial staff required to develop and enhance the Company's services as well as increased research and development activities resulting from the WebCrawler Acquisition and the merger with McKinley. The increase in absolute dollars for 1997 was due to an increase in engineering headcount to support the Company's channels format and personalization capabilities for the Excite Network as well as the commencement of operations of MatchLogic in May 1997.

     Sales and Marketing. Sales and marketing expenses increased in absolute dollars from $1.6 million, or 173% of revenues for 1995, to $21.1 million, or 143% of revenues for 1996, and to $32.0 million, or 59% of revenues for 1997. The 1996 increase was mainly due to the launch of a significant media advertising campaign during the fourth quarter of 1996, and to increased sales personnel costs as a result of the transition from the use of outside advertising sales agencies for the sales of advertisements to a direct sales force. The 1997 increase was primarily due to the continuation of the media campaign discussed above into the first quarter of 1997, the hiring of additional sales and marketing personnel and the launching of the WebCrawler brand.

     Distribution License Fees and Data Acquisition Costs. Distribution license fees and data acquisition costs decreased from $11.9 million for 1996 to $9.4 million for 1997. There were no distribution license fees or data acquisition costs for 1995. In 1996, distribution license fees included a one-time, non-cash charge of approximately $1.6 million related to the issuance of a warrant to AOL during the first quarter of 1996, and a $10.0 million charge relating to the Company's Premier Provider Agreements with Netscape in the second quarter of 1996. In March 1997, the Company entered into a new agreement with Netscape to continue the Premier Provider arrangement for the Excite brand, and entered into a Marquee Provider Agreement for the WebCrawler brand. Under the terms of these agreements, the Company was committed to make minimum payments of approximately $8.3 million in exchange for a guaranteed number of impressions. Of the $8.3 million minimum, a portion was applied towards advertising by Netscape on the Excite Network over the term of the agreements based upon delivery of such advertising, and the remainder was paid in cash at intervals over the term of the agreements.

     In June 1997, the Company entered into a Co-Marketing Services Agreement and a Trademark License Agreement with Netscape. Under these agreements, the Company is responsible for the programming, production, operations and advertising sales of "International Netscape Guide by Excite," a service being made available in Japan, Germany, France, the United Kingdom and Australia. In connection with these agreements, the Company made a payment of $4.0 million to Netscape in July 1997, which is being amortized over the terms of these agreements to distribution license fees expense.

     General and Administrative. General and administrative expenses increased in absolute dollars from $2.3 million, or 244% of revenues for 1995, to $7.1 million, or 48% of revenues for 1996, and to $9.5 million, or 18% of revenues for 1997. The increase in absolute dollars was primarily due to increased personnel, professional service fees, provision for doubtful accounts and, in 1997, relocation to new facilities to support the Company's growth.

     Charge for Purchased In-Process Technology. The Company recognized a charge of $331,000 for 1995 related to the acquisition of City.Net Express ("City.Net"). The $3.5 million charge for purchased in-process technology in 1996 related to the WebCrawler Acquisition. The $2.3 million charge in 1997 related to the value of acquired in-process research and development that had not reached technological feasibility at the time of MatchLogic's formation in May 1997. See Notes 2 and 14 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference.

     Other Merger and Acquisition Related Costs, including Amortization of Goodwill and Other Purchased Intangibles. Other merger and acquisition related costs, including amortization of goodwill and other purchased intangibles, totaled $3.1 million and $4.0 million for 1996 and 1997, respectively. The 1996 charge included approximately $2.2 million associated with the merger with McKinley, and approximately $769,000 related to the amortization of goodwill and other intangible assets resulting from the WebCrawler Acquisition and the acquisition of City.Net. In 1997, the Company incurred other merger and acquisition costs of $1.8 million resulting from the amortization of other WebCrawler intangible assets, $1.5 million from the Netbot merger and $700,000 from the amortization of other acquired intangible assets. There were no other merger and acquisition related costs for 1995.

     Interest Income (Expense) and Other. Interest income was $5,000, $1.4 million and $1.3 million for 1995, 1996 and 1997, respectively. The increase in 1996 reflected interest earned on investments from cash received from the Company's Series D Preferred Stock financing and its initial public offering. The decrease in 1997 was primarily the result of the use of cash received from the initial public offering to fund operations, offset in part by interest earned on the proceeds of approximately $38.4 million from the sale of Common Stock to Intuit in the second quarter of 1997. Interest expense increased from $50,000 for 1995 to $409,000 for 1996, and to $1.4 million for 1997. This increase was due primarily to increased expenses associated with an increased amount of capital lease obligations and bank borrowings.

     Equity Share of Losses of Affiliated Company. As of December 31, 1997, the Company held a 50% equity interest in Excite Japan. Excite's share of the losses of Excite Japan for 1997 was $477,000. See Notes 6 and 11 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference.

  Income Taxes

     At December 31, 1997, the Company had federal and state net operating loss carryforwards of approximately $76.3 million and $53.4 million, respectively. The federal net operating loss carryforwards will expire beginning in 2009 through 2012, if not utilized. The state net operating loss carryforwards will expire at various dates beginning in 1999 through 2002. An ownership change, as defined in the Tax Reform Act of 1986, may restrict the utilization of carryforwards. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset due to the lack of earnings history of the Company. See Note 9 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth a summary of the Company's unaudited condensed consolidated quarterly results of operations, both in dollar amount and as a percentage of total revenues, for the nine quarters in the period ended March 31, 1998. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that have been prepared on the same basis as, and should be read in conjunction with, the Company's Supplemental Consolidated Financial Statements and Notes thereto incorporated herein by reference. In the opinion of the Company, all necessary adjustments (consisting of normal recurring adjustments) have been included to present fairly the unaudited consolidated quarterly results when read in conjunction with the Company's audited Supplemental Consolidated Financial Statements and Notes thereto incorporated herein by reference. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                         QUARTER ENDED
                              ---------------------------------------------------------------------------------------------------
                              MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                1996       1996       1996        1996       1997       1997       1997        1997       1998
                              --------   --------   ---------   --------   --------   --------   ---------   --------   ---------
                                                                        (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues....................  $ 1,374    $  2,816    $ 4,049    $  6,518   $ 7,515    $ 10,089    $15,962    $ 20,548    $23,001
Cost of revenues:
  Hosting costs.............      246         413      1,015       1,622     1,852       1,684      2,518       2,532      2,788
  Royalties and other cost
    of revenues.............      143          14        150         360       540         556      1,145       1,994      2,806
  Amortization of purchased
    technology..............       --          --         --         186     2,399       1,938      1,939       1,938         --
                              -------    --------    -------    --------   -------    --------    -------    --------    -------
        Total cost of
          revenues..........      389         427      1,165       2,168     4,791       4,178      5,602       6,464      5,594
                              -------    --------    -------    --------   -------    --------    -------    --------    -------
Gross profit................      985       2,389      2,884       4,350     2,724       5,911     10,360      14,084     17,407
Operating expenses:
  Research and
    development.............    1,376       2,109      2,038       2,507     3,066       3,617      4,332       5,679      5,900
  Sales and marketing.......    2,489       3,203      6,304       9,107     6,281       7,199      7,858      10,671     10,074
  Distribution license fees
    and data acquisition
    costs...................    1,625      10,000        253          --        30       1,707      3,216       4,412      3,986
  General and
    administrative..........    1,141       2,782      1,753       1,405     1,289       1,843      2,837       3,508      2,756
  Charge for purchased
    in-process technology...       --          --         --       3,500        --       2,346         --          --         --
  Other merger and
    acquisition related
    costs, including
    amortization of goodwill
    and other purchased
    intangibles.............       --          73      2,292         769       953         463        530       2,043        977
                              -------    --------    -------    --------   -------    --------    -------    --------    -------
        Total operating
          expenses..........    6,631      18,167     12,640      17,288    11,619      17,175     18,773      26,313     23,693
                              -------    --------    -------    --------   -------    --------    -------    --------    -------
Operating loss..............   (5,646)    (15,778)    (9,756)    (12,938)   (8,895)    (11,264)    (8,413)    (12,229)    (6,286)
Interest income (expense)
  and other.................        2         370        402         227       111        (112)       164        (277)      (194)
Equity share of losses of
  affiliated company........       --          --         --          --        --          --         --        (477)      (479)
                              -------    --------    -------    --------   -------    --------    -------    --------    -------
Net loss....................  $(5,644)   $(15,408)   $(9,354)   $(12,711)  $(8,784)   $(11,376)   $(8,249)   $(12,983)   $(6,959)
                              =======    ========    =======    ========   =======    ========    =======    ========    =======
AS A PERCENTAGE OF REVENUES:
Revenues......................................      100%        100%       100%        100%      100%        100%       100%
Cost of revenues:
  Hosting costs...............................       18          15         25          25        25          17         16
  Royalties and other cost of revenues........       10          --          4           5         7           6          7
  Amortization of purchased technology........       --          --         --           3        32          19         12
                                                -------    --------    -------    --------   -------    --------    -------
        Total cost of revenues................       28          15         29          33        64          42         35
                                                -------    --------    -------    --------   -------    --------    -------
Gross profit..................................       72          85         71          67        36          58         65
Operating expenses:
  Research and development....................      100          75         50          38        41          36         27
  Sales and marketing.........................      181         114        156         140        83          71         50
  Distribution license fees and data
    acquisition costs.........................      119         355          6          --        --          17         20
  General and administrative..................       83          99         43          21        17          18         18
  Charge for purchased in-process
    technology................................       --          --         --          54        --          23         --
  Other merger and acquisition related costs,
    including amortization of goodwill and
    other purchased intangibles...............       --           2         57          12        13           5          3
                                                -------    --------    -------    --------   -------    --------    -------
        Total operating expenses..............      483         645        312         265       154         170        118
                                                -------    --------    -------    --------   -------    --------    -------
Operating loss................................     (411)       (560)      (241)       (198)     (118)       (112)       (53)
Interest income (expense) and other...........       --          13         10           3         1          (1)         1
Equity share of losses of affiliated
  company.....................................       --          --         --          --        --          --         --
                                                -------    --------    -------    --------   -------    --------    -------
Net loss......................................     (411)%      (547)%     (231)%      (195)%    (117)%      (113)%      (52)%
                                                =======    ========    =======    ========   =======    ========    =======

AS A PERCENTAGE OF REVENUES:
Revenues......................................       100%       100%
Cost of revenues:
  Hosting costs...............................        12         12
  Royalties and other cost of revenues........        10         12
  Amortization of purchased technology........        10         --
                                                --------    -------
        Total cost of revenues................        32         24
                                                --------    -------
Gross profit..................................        68         76
Operating expenses:
  Research and development....................        28         26
  Sales and marketing.........................        52         44
  Distribution license fees and data
    acquisition costs.........................        21         17
  General and administrative..................        17         12
  Charge for purchased in-process
    technology................................        --         --
  Other merger and acquisition related costs,
    including amortization of goodwill and
    other purchased intangibles...............        10          4
                                                --------    -------
        Total operating expenses..............       128        103
                                                --------    -------
Operating loss................................       (60)       (27)
Interest income (expense) and other...........        (1)        (1)
Equity share of losses of affiliated
  company.....................................        (2)        (2)
                                                --------    -------
Net loss......................................       (63)%      (30)%
                                                ========    =======

     The Company's total revenues, total cost of revenues, and operating expenses have generally increased in each of the nine quarters in the period ended March 31, 1998. These increases are primarily the result of the growth of the Excite service, on which the first advertising space was sold in October 1995, the addition of the WebCrawler service in March 1997, the redesign of the Excite service into a channels format in April 1997 and the redesign of the WebCrawler service into a channels format in September 1997. The Company also ran a significant media advertising campaign for the Excite service during the fourth quarter of 1996. These events contributed to increased revenues, particularly in the second, third and fourth quarters of 1997, as the Company began selling sponsorships on its channels. Expenses increased as the Company's headcount and infrastructure increased to support and market the expanded services, and as the result of acquisitions and certain significant contracts.

     The Company has completed a number of acquisitions in the past which have resulted in unusual fluctuations in expenses in absolute dollars because of duplicated operations, acquisition-related costs and amortization of intangible assets resulting from the acquisitions accounted for as purchases. For example, hosting costs were negatively impacted in the first quarter of 1997 by transition costs associated with the acquisition of the WebCrawler Assets. Cost of revenues also includes amortization expenses associated with technology purchased as part of the WebCrawler Assets in each of the quarters from December 1996 through December 1997. Both research and development expenses and general and administrative expenses were negatively impacted in the quarters ended June 30, 1996 and September 30, 1996 by expenses resulting from the acquisition of McKinley in August 1996, which was accounted for as a pooling of interests. McKinley's general and administrative expenses included costs associated with a failed initial public offering and the write-off of a note receivable in the quarter ended June 30, 1996. In addition, after the acquisition, certain redundant administrative and development operations of McKinley were eliminated. Charges for purchased in-process technology and other merger and acquisition related expenses have also fluctuated quarter to quarter as acquisitions have occurred. See Note 2 of Notes to Supplemental Consolidated Financial Statements and "Risk Factors--Acquisition Strategy; Integration of Past and Future Acquisitions."

     The Company has entered into a number of significant agreements which resulted in increased expenses on a quarter-to-quarter basis. Distribution license fees included a one-time, non-cash charge of approximately $1.6 million related to the issuance of a warrant to AOL during the first quarter of 1996, and a $10.0 million charge relating to the Company's Premier Provider Agreements with Netscape in the second quarter of 1996. These payments were expensed immediately because realizability at the time was not assured. In May 1997, the Company entered into a new agreement with Netscape to continue the Premier Provider arrangement for the Excite brand, and entered into a Marquee Provider Agreement for the WebCrawler brand. The expense associated with these newer contracts was amortized over the terms of the agreements. In June 1997 the Company entered into a Joint Activities Agreement with Intuit under which the two companies share certain revenues and expenses associated with the Company's Finance and Investing channels on the Excite Network, resulting in an increase in royalties and other costs of revenues beginning in the third quarter of 1997 as compared to previous quarters. See Notes 11 and 12 of Notes to Supplemental Consolidated Financial Statements and "Risk Factors--Dependence on Third-Party Relationships." As a result of the Netcenter Agreement, the Company anticipates incurring additional significant charges in the second quarter of 1998. See "Risk Factors--Risks Related to Netcenter Agreement."

     As a result of the Company's limited operating history, the evolving nature of its business and its acquisitions, the Company has limited meaningful historical financial data upon which to base planned operating expenses. Accordingly, the Company's expense levels are based in part on its expectations as to future advertising revenues and to a large extent are fixed. The Company expects in the future to derive revenues from a mix of advertising sales (including banner advertisements and sponsorships), commerce transactions and direct and database marketing activities. To date, the Company has not received any material amount of revenues from commerce transactions, and the Company only recently acquired MatchLogic, which the Company expects to be its primary source of revenues from database and direct marketing activities. There can be no assurance that the Company will be successful in deriving substantial revenues from these areas. There can also be no assurance that the Company will be able to accurately predict the levels of future advertising revenues, particularly in light of the intense competition for the sale of Web-based advertisements, the Company's limited operating history and the uncertainty as to the viability of the Web as an advertising medium. The failure by the Company to accurately make such predictions would have a materially adverse effect on the Company's business, results of operations and financial condition. In addition, the Company derives a significant portion of its revenues from the sale of advertising under short-term advertising contracts. The cancellation or deferral of existing advertising contracts or the failure to obtain new advertising contracts in any quarter could materially and adversely affect the Company's business, results of operations and financial condition for that quarter. Furthermore, the Company derives banner advertising revenues and believes it attracts sponsors and advertisers based on the amount of traffic, or page views, on the Excite Network. Accordingly, any significant shortfall of traffic on the Excite Network in relation to the Company's expectations or the expectations of existing or potential advertisers, would have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's operating results have varied on a quarterly basis during its limited operating history and the Company expects to experience significant fluctuations in future quarterly operating results. Such fluctuations have been and may in the future be caused by numerous factors, many of which are outside the Company's control, including but not limited to: specific economic conditions relating to the Internet and the Web; usage of the Web; demand for advertising on the Excite Network as well as demand for Web-based advertising in general; changes in advertising rates as a result of competition or otherwise; seasonal trends in advertising sales; the advertising budgeting cycles of advertisers; incurrence of charges in connection with the Netcenter Agreement and the Company's distribution relationships with Netscape, AOL and other ISPs and OSPs or other third parties; demand for the Company's services; incurrence of costs relating to acquisitions of businesses or technologies; introduction or enhancement of new or existing services by the Company and its competitors; market acceptance of new services; delays in the introduction of services or enhancements by the Company or its competitors; mix of types of advertisements sold, such as the amount of targeted advertising, which generally has higher CPM rates, sold as a percentage of total advertising sold; capacity constraints and dependencies on computer infrastructure; and general economic conditions.

     During its limited operating history, the Company has experienced seasonal fluctuations in the amount of banner advertisements purchased on its network, with advertisers historically purchasing fewer advertisements in the first calendar quarter of each year. Because the market for Web advertising is an emerging market, additional seasonal patterns in Web advertising may develop in the future as the market matures.

     Due to all of the foregoing factors, the Company's quarterly revenues and operating results are difficult to forecast. The Company believes that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as an indication of future performance. Also, it is likely that in some future quarter or quarters the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially and adversely affected. See "Risk Factors--Volatility of Stock Price" and "Price Range of Common Stock."

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1998 the Company had $25.4 million in unrestricted cash, cash equivalents and short-term investments, a decrease of $6.4 million from December 31, 1997. During the first quarter of 1998, the Company completed its merger with MatchLogic. This merger resulted in significant increases in headcount and overhead, as well as the assumption and payment of additional liabilities. The Company maintains its cash and cash equivalents in short-term and medium-term investment-grade interest-bearing securities until required for other purposes.

     In March 1997, the Company entered into a line of credit agreement for $6.0 million that will mature in June 1998. This line of credit bears interest at rates ranging from the bank's prime rate to prime plus .25% and is collateralized by a security interest in substantially all of the Company's assets. This line of credit agreement contains certain financial covenants, including minimum requirements for tangible net worth, quick ratio and accounts receivable balances, and prohibits the declaration and payment of cash dividends on capital stock without the prior written consent of the bank. As of March 31, 1998, the Company had outstanding borrowings against this line of credit of $6.0 million, and was in compliance with all financial covenants. The Company is currently in negotiations to renew this line of credit. MatchLogic has an additional line of credit with a bank allowing for borrowings of up to $3.0 million. As of March 31, 1998 the Company had no borrowings outstanding against this additional line of credit. This additional line is secured by certain assets of the Company, bears interest at the bank's prime rate plus 1%, and expires on December 1, 1998.

     The joint venture agreement with respect to Excite Japan obligates Excite and Itochu to make capital contributions in the aggregate amount of $10.0 million by March 31, 1999. In October 1997, the Company borrowed $5.0 million from Itochu under a convertible promissory note in order to fund its share of these capital contribution obligations. This note bears interest at the London InterBank Offered Rate plus 1% and is convertible into shares of the Company's Common Stock based upon the market value of the Common Stock at its maturity date in October 2002, or earlier in the event the Company desires to prepay such note.

     The Company's operating activities used cash of $4.7 million, $26.1 million, $35.5 million and $5.8 million in 1995, 1996, 1997 and the three months ended March 31, 1998, respectively. The increased use of cash in 1996 was primarily attributable to increased operating expenses and increases in accounts receivable and prepaid expenses, reduced in part by increases in accrued distribution license fees, accounts payable and other accrued liabilities. The increased use of cash in 1997 was primarily attributable to the payment of previously accrued expenses, including but not limited to payments to Netscape and to the Company's advertising agency for an advertising campaign launched during the fourth quarter of 1996, a $4.0 million license fee payment to Netscape in July 1997 (see Note 12 of the Notes to Supplemental Consolidated Financial Statements incorporated herein by reference) and an increase in accounts receivable resulting from the sales of sponsorship advertising contracts, offset in part by a decrease in net losses and an increase in accrued liabilities. The decreased use of cash in the three months ended March 31, 1998 as compared to the same period of the prior year was primarily attributable to higher revenue and resulting higher collections of accounts receivable and lower payments for other accruals, offset in part by higher payments of accrued compensation. The Company has in the past, and may in the future, acquire businesses which result in significant increases in headcount and overhead, as well as the assumption and payment of additional liabilities, resulting in an increase in the use of cash to support operations. See "Risk Factors--Acquisition Strategy; Integration of Past and Future Acquisitions."

     Investing activities used cash of $1.3 million, $19.4 million, $5.7 million and $1.8 million in 1995, 1996, 1997 and the three months ended March 31, 1998, respectively. The 1996 increase was primarily attributable to net purchases of short-term investments as well as property and equipment from cash proceeds of the Company's initial public offering in April 1996. The decreased cash used in 1997 was primarily the result of cash being invested in cash equivalents rather than short-term investments and net sales of short-term investments, partially offset by increased purchases of property and equipment. In the three months ended March 31, 1998, cash was used primarily for investments in an affiliated company.

     Financing activities generated cash of $6.7 million, $48.7 million, $52.6 million and $1.3 million in 1995, 1996, 1997 and the three months ended March 31, 1998, respectively. Financing activities in 1996 primarily consisted of the sale of Redeemable Convertible Preferred Stock and debt securities totaling $12.3 million and the sale of the Company's Common Stock for net proceeds of $37.2 million, of which $35.4 million represented net proceeds from the Company's initial public offering. Financing activities in 1997 primarily consisted of a bank line of credit borrowing of $6.0 million, a convertible promissory note of $5.0 million, the sale of convertible preferred stock by an acquired company for net proceeds of $6.4 million, and the sale of Common Stock for net proceeds of $40.0 million, of which $38.4 million represented net proceeds from the sale of Common Stock to Intuit. Financing activities for the first three months of 1998 primarily consisted of proceeds from the exercise of common stock options, offset in part by payments on capital lease and other financing obligations.

     The Company's principal commitments at December 31, 1997 consisted of obligations under operating leases, capital leases and other non-lease financings of $23.0 million, $7.0 million and $3.1 million, respectively, as well as bank and other borrowings. See Notes 4, 5, 6 and 15 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference. In April 1998, the Company paid

$50.0 million to Netscape as part of its cash prepayment obligations under the Netcenter Agreement, and the Company is obligated to pay Netscape an additional $20.0 million by June 30, 1998. The Company borrowed $50.0 million from Intuit in April 1998 to fund the $50.0 million payment to Netscape. The loan bears interest at 5.9% per annum and is due on October 30, 1998 or two days after the closing of this offering, whichever occurs first.

     To date, the Company has had limited international operations and its exposure to foreign currency exchange rate fluctuations has been minimal. The Company evaluates its foreign currency exchange rate exposure on an ongoing basis.

     Capital expenditures have been, and future expenditures are anticipated to be, primarily for facilities and equipment to support expansion of the Company's operations and management information systems. The Company expects that its capital expenditures will increase as its employee base grows. As of March 31, 1998, the Company did not have any material commitments for capital expenditures, although the Company anticipates that its planned purchases of capital equipment and leasehold improvements will require additional expenditures in 1998, a substantial portion of which is expected to be financed through equipment leases. At March 31, 1998, the Company had $6.5 million available on an equipment lease line, and the Company believes that additional lease financing will be available to it if necessary.

     The Company believes that the net proceeds of this offering, together with its existing working capital balance and cash flows generated from advertising revenues, will be sufficient to meet its anticipated cash needs for working capital, capital expenditures and business expansion for at least the next 12 months. Thereafter, the Company may need to raise additional funds. The Company may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock.

YEAR 2000 IMPLICATIONS

     Many existing computer programs use only two digits to identify a year in the date field. These programs, which were developed without considering the impact of the upcoming change in the century, could fail or create erroneous results by or at the year 2000. The Company has reviewed its internal systems and programs, and believes its results of operations will not be materially adversely affected by year 2000 issues with respect thereto. However, the Company cannot be certain that its customers, vendors or financial services providers will not have year 2000 issues. Should such issues arise with any of these parties, there could be a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Year 2000 Implications."

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company adopted SFAS No. 130 as of December 31, 1997 and has presented comprehensive income for all periods presented in the Statement of Shareholders' Equity included in the Supplemental Consolidated Financial Statements incorporated herein by reference.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue. The Company adopted SFAS No. 131 as of December 31, 1997. Previously reported information has been restated to reflect the addition of an operating segment resulting from the merger with MatchLogic. See Notes 10 and 14 of Notes to Supplemental Consolidated Financial Statements incorporated herein by reference.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in these forward-looking statements as a result of certain factors including, but not limited to, those discussed under "Risk Factors" and elsewhere in this Prospectus and the Incorporated Documents.

     Excite is a global Internet media company offering consumers and advertisers comprehensive Internet navigation services with extensive personalization and targeting capabilities. The Excite Network, which consists of the Excite and WebCrawler brands, provides a gateway to the World Wide Web (the "Web") that organizes, aggregates and delivers information to meet the needs of individual consumers. Designed to help consumers navigate the Web, the Excite Network contains a suite of specialized information services, organized under numerous topical channels that combine proprietary search technology, editorial Web reviews, aggregated content from third parties, bulletin boards, chat and other community features and personalization capabilities. The Excite Network offers advertisers a high-reach vehicle to aggregate and target one of the largest Web audiences, with over 28.4% of domestic Web users having used the Excite Network at least once during the month of April 1998, as measured by Media Metrix. Through its MatchLogic subsidiary, the Company provides innovative Internet ad campaign management tools and services in the form of reporting, measurement and analytical techniques and sophisticated direct and database marketing services. In addition, the Company believes there will be a significant opportunity to derive revenues from online transactions and, therefore, the Company has entered into, and is continuing to pursue, transaction-based arrangements which are designed to allow the Company to benefit from online purchases directed through advertisements on the Excite Network.

INDUSTRY BACKGROUND

  The Web as a Mass Medium

     The rapid adoption of the Internet as a means to gather information, communicate, interact and be entertained, combined with the vast proliferation of Web sites providing such content and communication services, suggests that the Web is becoming a new mass medium. International Data Corporation ("IDC") estimates that the number of Web users grew to approximately 69 million in 1997, and estimates that this number will reach 320 million by 2002. With its millions of consumers, the Web has joined the ranks of other mass media as a means to advertise and market products and services. Jupiter Communications estimates that spending on Web advertising in the U.S. by U.S. companies will grow from $1.9 billion in 1997 to $7.7 billion in 2002, yet will represent just over 3% of the estimated $153 billion of their total advertising spending in 2000. The Web offers two important new commercial opportunities beyond advertising not offered by traditional mass media--personalized database marketing and online transactions. Jupiter Communications estimates that the amount of goods or services purchased in online consumer transactions will grow from approximately $3 billion to approximately $38 billion in 2002.

     Web Advertising. As a mass medium, the Web has become a compelling advertising vehicle due to its interactivity, flexibility, targetability and accountability, providing advertisers targeting and feedback tools not available from traditional advertising media. The interactive nature of the Web and the development of "click-through" advertising banners enable advertisers to establish dialogues and more meaningful relationships with potential customers. The Web provides advertisers the flexibility to immediately adjust or change their messages in response to consumer feedback or real world events. The ability to target advertisements to broad audiences, specific regional populations, affinity groups or individuals makes Web advertising highly versatile and potentially more effective than traditional advertising. The Company believes that, compared with traditional media, the Web is a more accountable medium because advertisers can measure impression levels, demographic viewership and effectiveness of their advertisements.

     One indicator of the Web's popularity as an advertising medium is the growing number and diversity of Web advertisers. Most early Web advertisers were technology and Internet-related companies. Today, a growing number of Web advertisers consists of more traditional, consumer-oriented companies such as Toyota, Procter & Gamble and American Express. The Company believes that this trend is continuing, and that a wide variety of companies outside of the technology and Internet industries, such as financial services, consumer goods, automotive and pharmaceutical companies, are using the Web to deliver their advertising messages.

     Web-based Database Marketing. The Web's ability to allow marketers to collect important demographic information and feedback from consumers, and to rapidly respond to such information and feedback with new messages, offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. The Company believes that in traditional media, a substantial majority of all advertising dollars are spent on direct marketing, rather than general brand advertising, because of the potential for greater return on investment with direct marketing. However, the effectiveness of direct response advertising, relative to brand advertising, is dependent on the currency and quality of the consumer data used to place direct response advertisements. For instance, a Volkswagen direct marketing campaign for its new Beetle would be far less cost effective if it failed to screen out mailings to consumers under the legal driving age. The interactive sharing of information between users and Web sites provides an opportunity for advertisers to develop a robust and continually refreshed consumer database and to utilize this data to improve the effectiveness of direct response advertising.

     Online Transactions. The Web is emerging as a potentially significant marketplace for buying and selling goods and services. Improvements in security, interface design and back-end systems integration technologies have facilitated the increase in online consumer transactions. Early adopters include online merchants offering products and services with large product classes (such as books, music CDs and toys), those seeking distribution efficiencies (such as flowers and groceries) and those offering products and services with differential pricing (such as automobiles and PCs). The Company believes that traditional retailers will increasingly offer a wide variety of products and services to consumers on the Web.

  The Evolution of Search Engines

     The rapid growth of the Web has made it increasingly difficult for consumers, content providers, online merchants and advertisers to reach one another effectively. Consumers find it a challenge to quickly find the most relevant information, products and services related to a particular interest or need. Content providers and online merchants are challenged to differentiate their offerings from others in an increasingly crowded medium, and seek to employ the widest, yet most targetable, distribution mechanisms available. Advertisers find it a challenge to cost-effectively deliver their messages to large, targeted audiences and to measure the impact of their messages.

     Search engines were developed as a technology solution to the challenges posed by the Web's growth. Sites offering users the ability to search through proprietary databases of Web sites emerged as rapidly as the Web grew. The need for, and thus the popularity of, such search engines grew as users typically started their Web sessions by visiting a search engine Web site. Advertisers became attracted to these sites because of the search engines' popularity, frequency of use and volume of user traffic. Additionally, advertisers increasingly realized the benefits of being able to target ads to affinity groups or to geographic regions by inferring user interests from search queries, thereby better focusing their advertising efforts. Search engines have largely become media-oriented services by aggregating users and advertisers and thereby serving as gateways to the Web.

  The Challenges Facing Web Gateways

     As a result of becoming Web gateways, these sites have aggregated millions of targetable users that can be delivered to Web advertisers. Web gateways have realized that by increasing the frequency and duration of usage, they have the opportunity to become valuable areas on the Web through which to better market and sell to consumers and thereby increase their advertising revenues. In order to capitalize on these opportunities these companies have had to deliver more sophisticated services to increasingly savvy Web users to prevent them from quickly passing through their sites on the way to satisfying their specific online needs. In providing

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

additional services, gateway sites must deliver better, faster and more efficient and satisfying experiences. In addition to providing ever-improving features for users, gateways must continue to improve their offerings and value to Web advertisers and merchants. Thus, gateways must seek to further evolve into Web destinations by constantly anticipating the needs of users, advertisers and merchants.

THE EXCITE SOLUTION

     The Excite Network, which includes the Company's two branded services, Excite and WebCrawler, has become one of the most popular destinations on the Web. The key to Excite's solution is to deliver the best programming and services to consumers, thereby providing an efficient and effective platform for Web advertisers and merchants to advertise, market and sell their goods and services. Excite's programming and services provide content, commerce and community, with the context to keep sessions relevant, the control to keep the experience personalized, and the convenience of one-stop-shopping. In addition to providing Excite Search and Excite Shopping Search powered by Jango product search technology, the Excite Network offers a rich experience that includes the Company's Excite Channels of subject-based content, MailExcite email service, online chat functionality and the personalized My Excite Channel home page. To further enhance the online experience for users with varying levels of Web sophistication, the Company offers two branded services -- Excite for more experienced Web users and WebCrawler for users desiring a simpler platform.

     The emergence of the Excite Network as a popular destination has made it attractive to advertisers, merchants and direct marketers. The Excite Network offers advertisers a high reach vehicle to aggregate and target one of the largest Web audiences, with over 28.4% of domestic users accessing the Excite Network at least once during the month of April 1998 as measured by Media Metrix. In addition, through Excite's traffic and knowledge of consumer demographic data from online registrations and traffic logs, the Excite Network offers a substantial opportunity for direct marketers. With the recent acquisition of MatchLogic, the Company can offer Web marketers a high degree of database targeting, and provide campaign management services to Web agencies and their advertising clients, including a third-party centralized facility for changing, managing, reporting and measuring Web campaign efficiency. Online merchants also benefit from Excite's reach, and with Excite's Excite Shopping Search powered by Jango product search technology, users can find and compare prices of desired products and services, and ultimately purchase such products and services at attractive prices. In this way, the Excite Network maintains its leadership as a popular Web destination, while staying in front of the evolving opportunities and demands of the Web.

STRATEGY

     The Company's goal is to become the Web's leading branded media network with the largest consumer reach and the highest revenue per user. The key elements of the Company's strategy to achieve this goal include:

     Build Brand Awareness and Consumer Loyalty. To increase consumer awareness among both new and experienced Web users, the Company engages in a number of advertising, public relations and other marketing programs designed to promote its brands. By offering a network of brands, the Company seeks to build loyalty and awareness from different consumer demographics and to market this large, segmented audience to advertisers, retailers and direct marketing customers. Once they visit the Excite Network, consumers can easily access a wide variety of customizable Web information and community services which allow them to define their Web experience and which are designed to encourage repeat usage and loyalty to the Excite Network. The Company offers My Excite Channel which can be easily customized to automatically display content such as a personal stock portfolio, local weather, selected news topics and sports scores, and a variety of community building services, such as MailExcite, Excite PAL, Excite Boards and Excite Chat.

     Increase Traffic Through Distribution. The Company seeks to attract as many consumers as possible to the Excite Network. To this end, the Company has arrangements which give the Excite Network highly visible placements on popular and heavily-trafficked Web access points. The Company has established premier positions on Web sites operated by Netscape and Microsoft, two of the most heavily-trafficked Web sites, and has entered into an exclusive co-branding agreement with AOL, the leading online service provider.

The Company will also provide the Co-Branded Services for Netcenter. In December 1997, the Company formed an alliance with Prodigy, enabling Prodigy subscribers to quickly customize their start page as a personal My Excite Channel and has also entered into a relationship with AT&T to provide an online service called "Excite Online Powered by AT&T WorldNet.". In addition, the Excite Network is featured as the default search and navigation service on the WebTV Networks, Inc. ("WebTV") service. The Company intends to continue to pursue distribution relationships with leading ISPs and popular Web sites in the future.

     Expand and Enhance the Excite Network. The Company intends to broaden and deepen its network of information services by leveraging its search technology, programming skills and techniques, strategic partners' content and personalization capabilities and, if necessary, by acquiring complementary businesses and technologies. For example, through relationships with numerous retailers and Excite's sophisticated but easy-to-use Excite Shopping Search powered by Jango product search tool, the Company provides consumers a powerful, simple, one-stop shopping source. In addition, the Company has entered into, and plans to pursue in the future, strategic relationships with content providers. These relationships can vary from providing content for a particular area of a topical channel, such as the National Enquirer Online's entertainment gossip section on the Entertainment Channel, to sponsoring an entire channel, such as Quicken.com's Business & Investing Channel. These relationships enable the Company to increase the breadth of content on the Excite Network without incurring significant development or maintenance costs.

     Maximize Value for Advertisers. The Company seeks to maximize value for its advertisers by developing a large base of users with known demographic characteristics and providing effective advertising delivery and measurements systems. The Company helps its advertising and retail customers more effectively target consumers by encouraging its users to provide demographic and other information on product preferences and anticipated purchases, principally through registration for services, prizes and other rewards. Aided by the technology and expertise of MatchLogic, the Company strives to distinguish itself as an industry leader in providing innovative Internet ad campaign management tools and services in the form of reporting, measurement and analytical techniques, and sophisticated direct and database marketing services, both of which are designed to enable customers to maximize the value of their advertising and direct marketing investments.

     Pursue Multiple Revenue Opportunities. The Company is pursuing multiple revenue opportunities for future growth. The Company currently derives substantially all of its revenues from the sale of impression-based advertising and sponsorships on the Excite Network and believes that online transactions and database and direct marketing present key revenue opportunities for the future. The Company believes that, as consumers become more comfortable with making purchases over the Web, there will be a significant opportunity for online transaction revenue. Accordingly, as part of certain of its newer sponsorship relationships the Company has entered into transaction-based arrangements which are designed to allow the Company to benefit from online purchases directed through advertisements on the Excite Network. Through its recent acquisition of MatchLogic, the Company also intends to leverage the wealth of stored computer information about users and their buying preferences to generate revenues from database and direct marketing arrangements.

     Pursue Global Opportunities. The Company believes that there are significant opportunities to leverage the Excite Network internationally. Through a joint venture with its Excite Japan subsidiary, Itochu and Dainippon Printing Co., Ltd. ("DNP"), the Company offers a localized version of the Excite brand for Japan. The Company also offers, independently or in conjunction with local content providers, localized versions of its services for Australia, France, Germany, Japan, Scandinavia and the United Kingdom and is pursuing additional distribution opportunities in these markets. In addition, the Company provides navigation services for Netscape's International Netscape Guide and has international distribution relationships with the Microsoft Network ("MSN") and NETCOM On-Line Communications Services, Inc. ("NETCOM").

THE EXCITE NETWORK

     As the Web has evolved, the Company has grown from being a provider of a single-function Web search utility to offering a branded Internet media network consisting of the Excite and WebCrawler brands.

  Excite Services

     The Company's Excite services consist of: navigation, such as Excite Search and Excite Channels, which help consumers more easily find relevant information; community, such as chat, email, bulletin board and instant messaging services, which help consumers connect and communicate; and personalization services, such as My Excite Channel, a personalized home page which can be customized simply and easily by a consumer to satisfy his or her personal interests.

     Excite Search. The Company maintains an extensive index of Web documents which is refreshed by the Company's automatic spider technology on a regular basis. Excite's search technology allows consumers to search the Web in multiple ways, including by keyword, phrase, concept, Boolean logic or proper name. Excite's "More Like This" feature, which utilizes query-by-example technology, allows users who find a document of interest to find similar documents with the click of a button. In addition, Excite's automatic abstract technology provides consumers with a brief and accurate abstract of each document returned by a search. Excite Search also permits users to search news articles, Usenet newsgroups, the Excite City.Net travel index or Excite's Web Guide of approximately 100,000 Web sites.

     Excite Channels. In April 1997, the Company launched a channels-based format for its services and content to provide consumers with a more intuitive interface that reflects the way they navigate through other forms of media, such as television, and enables advertisers and retailers to more effectively reach target consumers. The entire suite of Excite services can be accessed from each channel. By combining existing services with specialized information and services from leading content providers, Excite provides channel-specific content including topical news, links to related Web sites, products and services and directories, bulletin boards, chat and search capabilities.

     The Excite brand includes the following channels of topical interest:
          Autos
        Business & Investing
        Careers & Education
        Computers & Internet
        Entertainment

        Games
                                          Lifestyle
                                          News
                                          People & Chat
                                          Shopping
                                          Sports
                                          Travel

     My Excite Channel. My Excite Channel enables consumers to personalize their home page Web interface and choose the information they want delivered to their personal page, thereby delivering a personalized Web experience for each consumer. After registering with Excite, consumers create a personal profile which selects and automatically updates information of interest such as personalized stock quotes, news stories, local and national sports scores, horoscopes, local and national weather, television listings and special reminders. As of March 31, 1998, the Company had approximately 1.8 million registered users of My Excite Channel.

     Excite Shopping. The Excite Shopping Channel offers a safe and convenient online shopping service for consumers. This channel is arranged around 16 departments, including: automobiles, books, clothes, computers and software, flowers and gifts, music and movies and other items. The Shopping Channel features links to a number of leading retailers' Web sites, including Amazon.com, J.Crew, the Disney Store and Music Boulevard, and also offers Excite Shopping Search powered by Jango. After the customer enters a product request, Excite Shopping Search powered by Jango determines the best sources of information. The service then assembles the relevant information and displays the final shopping results in an easy-to-browse report that typically includes product reviews, specifications, pricing, secure transaction information and other essential shopping details. When a consumer is ready to buy, the purchase is completed on the merchant's Web site. In addition to simplifying shopping on the Web for consumers, the Excite Shopping Channel also provides online retailers a unique opportunity to market products to shoppers at the point of decision. The Company also offers its "Excite Safe Shopping Guarantee" program. Under this program, merchants which meet Excite's requirements for secure Web transactions become an "Excite Certified Merchant," and links to an Excite Certified Merchant's Web site display an "Excite Guaranteed" logo. If an Excite consumer suffers a loss resulting from fraudulent use of his or her credit card as a result of an online transaction from an Excite Certified Merchant, Excite will reimburse the cardholder for any fraud liability not covered by the credit card issuer, up to a maximum of $50.

     Classifieds. The Company's Classifieds service provides consumers with access to a nationwide database of online classified advertisements in a number of categories, including auctions, automobiles, computers, general merchandise, jobs, personals, real estate and rentals. Users can place their own advertisements directly and can search the aggregated classifieds of the Company and its partners, including those of Classified Ventures, a joint venture of The Times Mirror Company, Tribune Company and The Washington Post Company, Classifieds2000, which was acquired by the Company in April 1998 and is one of the Web's largest and most comprehensive databases of classified advertising, Auto-by-Tel and others. The Company's Classifieds2000 service will be featured as the provider of classified advertising (other than career-related advertising) on Netcenter.

     Excite Communities. The Company offers a number of services which allow users to connect and communicate with each other. The Company believes that users who habitually check their email on Excite Mail or their instant messages on Excite PAL are more likely to visit more frequently, spend more time on the Excite Network and use other Excite services as well. Community-building services, such as Excite Boards and Excite Chat, allow users to join communities of other users with similar interests or needs, thereby enhancing the user experience within the Excite Network with the goal of improving customer retention.

  WebCrawler Services

     WebCrawler, which was created in early 1994 at the University of Washington, was one of the first Internet search engines. WebCrawler was acquired by AOL in April 1995 to be its exclusive Internet search engine. In November 1996, Excite agreed to acquire the WebCrawler service from AOL and WebCrawler became one of Excite's flagship brands.

     The Company believes that WebCrawler still maintains a large and loyal following on the Web. In March 1998, the Company redesigned the WebCrawler service to focus on speed, simplicity and practicality. The new WebCrawler features daily thematic programming and links to tips, information, chatrooms and shopping services. The topical themes, which change daily, include: Health & Fitness; Career; Kids & Family; Personal Finance; Computing; Entertainment; and Travel. WebCrawler also features The Daily ToolBox, a call-out box of Web-based consumer tools useful in daily life situations. Tools featured include a baby name finder and a calorie counter, among many others. Users can also access their favorite tools through a ToolBox archive.

     The WebCrawler Search service helps consumers find information on the Web by searching through WebCrawler's index of Web documents. WebCrawler Search enables consumers to search the Web in multiple ways by keyword, Boolean logic, phrase, example or document similarity. Search results can be listed by title only or by full listing with an abstract. Listings which have been reviewed are identified and consumers can easily click to the review. WebCrawler also features a "Shortcuts" section. When search results are displayed, a series of links to a related area within the service, such as related Usenet groups, classified ads, content pages on one of the channels or to a retail Web site, are prominently displayed on the right side of the search results page. The Company believes that this feature enables it to more effectively direct targeted traffic from Web search services into a WebCrawler channel or service or into the Web pages of sponsors.

     Similar to the Excite brand, content on WebCrawler is organized within topical channels which include:
          Arts & Books
        Auto
        Business & Investing
        Careers & Education
        Computers & Internet
        Entertainment
        Games

        Health & Fitness
                                          Home & Family
                                          News
                                          People & Chat
                                          Reference
                                          Relationships
                                          Shopping
                                          Sports & Recreation
                                          Travel

     WebCrawler offers all of the community features offered throughout the Excite brand. WebCrawler users can also create a personalized home page with the My Page feature, which, like the My Excite Channel feature, selects and delivers information of interest such as stock quotes and news headlines.

ADVERTISING AND COMMERCE

     The Company currently derives substantially all of its revenues from the sale of advertisements on the Excite Network though banner advertisements, sponsorships and, through its MatchLogic subsidiary, database and direct marketing arrangements. See "--MatchLogic." In the future, the Company also intends to pursue revenues from online transactions.

     Banner Advertisements. Banner advertisements are prominently displayed throughout the Excite Network and as the consumer interacts with the Excite Network, new advertisements are displayed. From each advertisement banner, consumers can hyperlink directly to an advertiser's own Web site, thus enabling the advertiser an opportunity to directly interact with an interested consumer. The Company offers a variety of banner advertising programs that enable advertisers to target their audiences at various levels of market segmentation. Mass market placements deliver general rotation banner advertisements throughout the Excite Network but do not have any particular market segmentation. With the introduction of the Excite Network's channels format in April 1997, advertisers can purchase targeted advertising for an audience with a specific content interest as they do in traditional media. Advertisers can target general interest topics such as "sports" or can target advertisements to more specific subcategories such as "college basketball" or a particular team. The Company charges higher per impression fees for advertising products based upon the specificity of the target audience. The Company's standard rate card rates for advertising currently range from $24 per thousand impressions ("CPMs") for general rotation across undifferentiated users to up to $65 per thousand impressions for targeted affinity or keyword packages.

     The Company's banner advertising agreements generally are for a relatively short term and provide for a minimum number of guaranteed impressions for a fixed fee. Accordingly, actual CPM rates depend upon a variety of factors, including, without limitation, the duration of the advertising contract and the number of impressions purchased, and are often negotiated on a case-by-case basis. Because of these factors, actual CPM rates experienced by the Company have been lower than its standard rate card rates. Currently, a substantial majority of the number of banner advertising placements on the Excite Network are general rotation advertisements. The Company's strategy is to migrate advertisers to more targeted advertisement placements such as on its channels pages and on My Excite Channel pages.

     Sponsorship Advertising and Online Transaction Revenue. During the second quarter of 1997, the Company began selling advertising placements and links outside of the space normally reserved for banner advertisements. These arrangements are known as sponsorships because they typically involve the placement of an advertisement or link in a topical channel as though the advertiser was sponsoring the content on a specific page. The ad or link is programmed to appear prominently on the same spot on the page, each time that page of channel content is called for by the user. Some of these sponsorships include relationships with Amazon.com, Inc., Barnes & Noble, Inc., Preview Travel, Inc., N2K Inc. and CDnow, Inc.

     Sponsorships have a longer duration than the Company's banner advertisement agreements and typically have a two or three year term. In some instances, the Company has entered into exclusive sponsorship arrangements for certain channels. Some sponsorship arrangements provide that the Company will participate in the revenue or profit margin from a purchase made by a consumer who responded to an ad placed on the Excite Network. While Excite has not received any online transaction revenues to date from these sponsorship arrangements and does not anticipate receiving any significant amount of online transaction revenues in 1998, the Company believes these arrangements provide an additional revenue opportunity if online purchasing continues to grow. Through March 31, 1998, the Company had entered into over 80 sponsorship arrangements, of which approximately 21 included some form of transaction revenue or margin sharing arrangement.

     Through the Company's various advertising programs, advertisers can combine multiple advertising packages in order to develop an advertising plan that reaches many audience types and that is designed to maximize reach, frequency of exposure and consumer response. For example, an airline company might utilize a general rotation advertisement as a base of mass exposure. The advertising campaign could be enhanced by using a topical affinity consumer targeting approach, by either sponsoring a section of the Travel Channel or purchasing keywords such as "travel" or "airfare" on any of the Company's related services.

CUSTOMERS

     For the three months ended March 31, 1998, over 175 brands from a wide range of industries were advertised on the Excite Network. The following is a list of brands or companies for which advertisers purchased more than $50,000 in advertising on the Excite Network during the three months ended March 31, 1998:

            FINANCIAL/INSURANCE                                    TECHNOLOGY
            Allstate                                               IBM
            AmeriTrade                                             IDT
            Charles Schwab                                         Intel
            Datek Online                                           Microsoft
            DLJdirect                                              Netscape
            E*TRADE
            Fidelity                                               ONLINE COMMERCE
            FirstUSA                                               Amazon.com
            MasterCard                                             Auto-By-Tel
            SURETRADE/Quick & Reilly                               AutoConnect
            Visa                                                   BarnesandNoble.com
            Wells Fargo                                            CDnow
                                                                   Consumers Car Club
            AUTOMOTIVE                                             Cyberian Outpost
            Acura/Honda                                            Greet Street
            Ford                                                   N2K/Music Boulevard
            General Motors                                         NetGrocer
            Isuzu                                                  ONSALE
            Toyota                                                 software.net
            Volvo
                                                                   CONSUMER/OTHER
            ENTERTAINMENT                                          Anheuser-Busch
            Disney                                                 CondeNast
            GolfWeb                                                Foot Locker
            InterCasino                                            The Fragrance Counter
            SportsLine                                             Office Depot
            Starwave                                               Toys R Us
                                                                   Preview Travel

     No customer accounted for more than 10% of revenues during 1997 or the three months ended March 31, 1998.

RELATIONSHIP WITH NETSCAPE

     In April 1998, the Company and Netscape entered into the Netcenter Agreement, a two-year strategic relationship under which the Company will, among other things, develop, host, program and sell advertising for co-branded channels (the "Co-Branded Channels"), a co-branded search service (the "Co-Branded Search Service") and a co-branded directory service (the "Co-Branded Directory Service" and, collectively, the "Co-Branded Services"), for Netscape's recently-announced Netcenter service ("Netcenter"). In addition to the potential revenues to the Company associated with the Netcenter Agreement, the Company believes that the potential benefits of the Netcenter Agreement include the opportunity to increase its brand awareness, strengthen its market position among consumers and advertisers, share certain user registration data with Netscape and reduce exposure on Netscape's Web site for the Company's competitors.

     Netcenter is expected to feature a number of topical channels, including the Co-Branded Channels (Education, Games, Lifestyle, Autos, Health, Arts & Leisure, Real Estate, Auctions and Shopping) which will be provided by Excite and co-branded with Netscape, and additional channels which will be provided by Netscape (the "Netscape Channels"). Netcenter will also include the Co-Branded Search Service and the Co-Branded Directory Service that will be developed and operated by the Company (subject to Netscape's right to assume responsibility for programming all or part of the Co-Branded Directory Service). Furthermore, the Company's Classifieds2000 service will be featured as the provider of classified advertising, excluding career-related advertising, throughout Netcenter. The Company will be responsible for developing, programming and hosting and the Co-Branded Services. The Company will also be responsible for selling advertising on the Co-Branded Services. The Company will bear all costs incurred by it in connection with the Netcenter Agreement, without a right of reimbursement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Sales and Marketing."

     Under the Netcenter Agreement, the Company will recognize all revenues generated from the Co-Branded Services not directly from any other part of Netcenter. The Company will pay to Netscape the Netscape Revenues. No amounts will be paid to Netscape until such time as the amount of revenues generated by the Co-Branded Services which would be payable to Netscape thereunder equals the portion of the Cash Payment attributable to traffic and royalty prepayments under the Netcenter Agreement. There can be no assurance as to the level of revenues to be generated by the Company from the Co-Branded Services, and the realization or amount of such revenues are subject to numerous risks. See "Risk Factors--Risks Related to Netcenter Agreement."

     The Company issued two warrants to Netscape in partial consideration for Netscape entering into the Netcenter Agreement. One warrant is immediately exercisable for up to 423,079 shares of Common Stock at an exercise price per share of $59.09, and will expire on April 30, 2000. The second warrant, which becomes exercisable on April 30, 1999 and which will expire on April 30, 2000, will entitle Netscape to purchase a number of shares of Common Stock having an aggregate exercise price of up to $25.0 million (with a per share exercise price based on the market value of the Common Stock as of April 30, 1999, when the warrant becomes exercisable), subject to reduction to $10.0 million if Netscape and MatchLogic do not enter into a marketing services agreement on or before May 22, 1998 providing for certain minimum payments to MatchLogic. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Upon the termination of the Netcenter Agreement (other than a termination in connection with certain acquisitions of or by Netscape), the Company will be obligated to deliver to Netscape one copy of certain technology used in connection with the operation, production, development, management and support of the Co-Branded Services for which the Company has granted Netscape a license (the "Licensed Technology"). This license is a perpetual, royalty-free license, including the right to sublicense the Licensed Technology. The Company will be required to provide Netscape certain limited engineering support with respect to the Licensed Technology. The Netcenter Agreement is subject to termination in the event of certain acquisitions of or by the Company or Netscape, in which event Netscape will be obligated to repay a portion of the Cash Payment and to reimburse the Company for certain costs and expenses. In addition, if Netscape believes that the Company's own service, or the content provided by Excite for the Netcenter service, contains material that Netscape deems likely to cause it material harm, and if the Company does not timely revise such objectionable content, Netscape may terminate the Netcenter Agreement with no obligation to repay any portion of the Cash Payment or to reimburse the Company for any costs or expenses. There can be no assurance that the Company and Netscape will agree to renew the Netcenter Agreement at the end of its two-year term. In addition, even if the Company were able to renew the Netcenter Agreement, if any replacement agreement is on materially worse terms, there could be a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Risks Related to Netcenter Agreement."

DISTRIBUTION

     The Company believes that maintaining a presence on Web access points and other high-traffic Web sites, known as gateways, is an important factor in obtaining traffic and attracting advertisers. The Company seeks to obtain new consumers by providing multiple gateways into the Excite Network, thereby increasing its visibility on Web access points. The Company has established premier positions on Web sites operated by Microsoft and Netscape, two of the most highly trafficked Web sites, has entered into the Netcenter Agreement with Netscape and has entered into a co-branding relationship with AOL, the leading online service provider. In addition, the Company has established a number of distribution relationships under which the Excite brand is typically featured as the default Web navigation network. The Company has distribution relationships with ISPs, OSPs and others such as AT&T, Prodigy, PointCast and WebTV.

     The Netcenter Agreement will replace the Company's existing distribution agreement with Netscape when it expires in May 1998. Under this new agreement, the Company will be featured as a "premier provider" on Netscape's Net Search page and will be similarly featured on the Netcenter Widget tool. Excite's services have been allocated 25% of the random rotation of premier provider listings from the Net Search page for the two-year term of the Netcenter Agreement, with Netcenter receiving 25% and 50% of the rotation during the first and second years of the term of the agreement, respectively. Netscape has also guaranteed that Excite will receive a certain minimum number of impressions from the Net Search page and a certain minimum number of click-throughs from the Netcenter Widget over the term of the Netcenter Agreement. Netscape has also guaranteed that the Co-Branded Search Service will receive a certain minimum number of page views and that the Co-Branded Channels will receive a certain minimum number of initial page views over the term of the Netcenter Agreement.

     The Netcenter Agreement expires two years from the date of the launch of the Netcenter service and may be terminated sooner in the event of certain types of changes in control with respect to Excite or Netscape. There can be no assurance that the Company and Netscape will be able to agree to renew the Netcenter Agreement at the end of its two-year term. In addition, even if the Company were able to renew the Netcenter Agreement, if any replacement agreement is on materially worse terms, there could be a material adverse effect on the Company's business, results of operations and financial condition.

     In May 1998, the Company entered into a three-year agreement with AT&T to provide dial-up access to an online service to be named "Excite Online Powered by AT&T Worldnet." Users will have dial-up access for a personalized Excite page. In addition, the Company and AT&T intend to offer users Internet-based multimedia communications services such as click-to-dial directories, anonymous voice chat, and Web-based conference calling. The service, which will be jointly marketed by the Company and AT&T, is expected to be launched in June 1998. In the future, the Company and AT&T intend to offer users a selection of AT&T services through a co-branded "Personal Communications Center" on the Excite Network.

     The Company's Excite brand is also featured as one of five services on the "Search the Web" section of the Microsoft Search page and the WebCrawler brand and Magellan guide are also listed on the Microsoft Search page. The Company's agreement with Microsoft expires in June 1998. Although to date the Company has not derived a significant portion of its traffic from Microsoft, there can be no assurance that the Company will be able to renew its agreement with Microsoft on favorable terms, if at all, or that Microsoft will not enter into an exclusive arrangement with one of the Company's competitors, the occurrence of any of which could also have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company also has a five-year distribution agreement with AOL which expires in November 2001 under which a co-branded version of the Excite search and directory service, AOL NetFind Powered by Excite, is designated as the exclusive Web search and directory service for the AOL service for an initial two-year period ending in November 1998. If the exclusive period is not extended by AOL beyond the initial two year term, the co-branded service would become the "default" search and directory service of AOL, however, AOL could enter into a strategic relationship with a competitor of the Company or offer its own competing services, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Risks Related to Netcenter Agreement" and "--Dependence on Third-Party Relationships."

CONTENT

     The Company has entered into, and plans to pursue in the future, relationships with third-party information providers. These relationships enable the Company to increase the breadth of content on the Excite Network without incurring significant development or maintenance costs. These content relationships include relationships with: Reuters and UPI to provide news stories; Charles Schwab to provide stock quotes; Sports Ticker to provide sports scores; The National Enquirer to provide entertainment gossip news; The Tribune Company to provide horoscopes; and GTE New Media Services, Inc. to provide Yellow Pages information.

     In October 1997, the Company launched its Business & Investing channel with Quicken.com that offers integrated tools and content designed to help consumers make the most of their money. This channel helps users with their investments and covers other areas of their financial lives, including banking, mortgages, taxes, planning and insurance.

MATCHLOGIC

     In February 1998, the Company acquired MatchLogic, a provider of Internet advertising campaign management and database and direct marketing solutions. In order to assure Web advertisers and agencies of the independence of Matchlogic campaign management services, and of the confidentiality of consumer data collected from its campaign efficiency measurement and reporting services, the Company operates Matchlogic as an independent subsidiary.

     Campaign Management. Today, there are two methods of delivering advertising messages on the Web: one is via the Web sites themselves, the other is via "third party" ad servers such as MatchLogic. Prior to third-party ad serving, ads were delivered exclusively by Web sites, such as the Excite Network. For large advertisers planning to place advertisements on multiple sites, this process was inefficient and ineffective, because a single Web site can only provide information about its own activity and cannot provide consistent reporting of advertising results from multiple Web sites. MatchLogic provides campaign management services directly to large advertisers and agencies who are planning ad campaigns across multiple sites. Using MatchLogic services, individual advertisers or advertising agencies can deliver ads based on particular demographic traits, geographic location or other traits or based on keywords. MatchLogic serves ad messages simultaneously to multiple Web sites, measures results immediately, produces consolidated results reports on the success of the entire campaign and analyzes these results to enable advertisers to quickly assess the effectiveness of the campaign. Changes to the campaign can then be made quickly and centrally by MatchLogic in order to maximize the effectiveness of the advertiser's investment.

     Database and Direct Marketing. The principal challenge for direct marketers is to continually increase response rates. In order to accomplish this goal, direct marketers need to have access to a robust, continually refreshed consumer database, which provides them with current, relevant demographic information. MatchLogic acquires, packages and distributes consumer data through digital and land-based data channels. Unlike land-based data channels, such as warranty cards, which may take longer periods of time to collect and assemble, and which can become obsolete in a short period of time, the digital Web-based data channels are a new and emerging market from which current demographic information and data on purchase intentions can be gathered and analyzed online and on a real-time basis. The Company believes that the Web audience is relatively affluent and well-educated, placing a premium on Web audience data. The Company also believes that the currency of this data makes it potentially more valuable. Furthermore, since the results of database and direct marketing programs can be more effectively measured as compared to traditional brand advertising, the Company believes that database and direct marketing will become more attractive to advertisers and therefore present significant opportunities for revenue in the future.

     MatchLogic operates as an independent subsidiary of Excite with its own sales force, research and development and operations departments; however, the Company intends to utilize the ad serving and targeting technology of MatchLogic to improve results for advertisers on the Excite Network. The Company believes that over time, the expertise and technology acquired with MatchLogic will provide it with the opportunity to generate more effective advertising programs for its advertising customers, thereby providing the opportunity to charge higher rates for its advertising. The Company also believes that MatchLogic's relationship with large advertisers and advertising agencies will provide opportunities for Excite to promote advertising on the Excite Network to these large customers.

     MatchLogic maintains five data centers in the U.S. and Europe which served an average of approximately 16 million advertising impressions per day during March 1998 to over 800 Web sites for approximately 160 advertisers. MatchLogic's customers include large advertisers, such as General Motors Corporation and AT&T Corp., and leading advertising agencies, such as Advertising, Inc., DDB Needham, Worldwide

Communications Group, Inc. and Thunderhouse Online Marketing Communications. MatchLogic is based in Louisville, Colorado, and as of March 31, 1998 had 116 full-time employees.

SALES AND MARKETING

     As of March 31, 1998, the Company had a direct sales organization of 55 professionals located in San Francisco, New York, Los Angeles and Chicago. This direct sales force sells to advertisers and advertising agencies and is responsible for selling banner advertisements and sponsorships on the Excite Network. The Company believes that an internal sales force dedicated to selling advertising only on the Excite Network provides a higher level of customer service and satisfaction to advertisers during both the buying and reporting process. In addition, the Company has a dedicated group of professionals focused on advertising reporting and measurement. Because of the campaign management expertise of MatchLogic, advertisers on the Excite Network can receive up-to-date information on the placement and effectiveness of their advertisements. The Company believes that in order to be a leader in Web advertising and provide the highest level of service, it must continue to develop technologies for the precise and timely placement, targeting and measurement of advertising. As part of the Netcenter Agreement, the Company's sales organization will be responsible for selling advertising on the Co-Branded Services and on Netcenter classified advertisement services (other than career-related classified advertisements) and, therefore, the Company plans to significantly expand its direct sales force.

     The Company's marketing goal is to build the brands of the Excite Network, Excite and WebCrawler, into well-recognized consumer brands. The Company utilizes a variety of marketing programs, including traditional "off-Web" programs such as joint marketing programs with strategic partners and television, print, radio and billboard promotions as well as online advertising. During the fourth quarter of 1996, the Company launched a national brand-building campaign for its Excite brand centered around the Jimi Hendrix song, "Are You Experienced?" and in the fourth quarter of 1997, launched another national print campaign for Excite, which it refers to as the "Signature Campaign." The Company believes that the WebCrawler brand has significant consumer awareness today and the Company will make selective marketing investments to increase that awareness. To this end, the Company recently began a national marketing campaign designed to increase awareness of the redesigned WebCrawler service.

INTERNATIONAL

     The Company believes that there are significant opportunities to leverage the Excite service internationally. The Company offers, either independently or in conjunction with local content providers, localized versions of the Excite service in Australia, France, Germany, Japan, the Netherlands, Sweden and the United Kingdom. The Company has a multi-year agreement with Netscape under which it is producing a local navigation service with topical channels and other features for Netscape's International Netscape Guide for Australia, France, Germany and the United Kingdom, and is also featured on Netscape's international search page. The Company also has international distribution relationships with MSN and NETCOM.

     Because the Company believes that the Japanese Internet market is currently the largest Internet market outside of the U.S., the Company will offer, through a joint venture with Excite Japan, Itochu Corporation and certain affiliated entities (collectively "Itochu") and DNP, comprehensive localized Excite services in Japan. Advertising sales will be made through CTC Create Corporation, a wholly-owned subsidiary of Itochu. The Company currently holds 50% of the outstanding capital stock of Excite Japan. The Company may seek to enter into similar joint ventures with respect to other international markets, although it currently has no agreements or understandings to do so.

     During 1996, 1997 and the first quarter of 1998, less than 10% of the Company's user traffic and less than 10% of the Company's total revenues were derived from international sources. There can be no assurance that the Company's services will achieve commercial success in international markets. See "Risk Factors--Risks Associated with International Operations."

TECHNOLOGY, RESEARCH AND DEVELOPMENT

     Personalization. Excite has devoted significant resources in developing its personalization technology, which provides users the ability to personalize their Web experience. Excite uses a flexible architecture which allows the reuse of a user's personalized information throughout the Excite Network. With Excite's dynamic page generation technology, customized and personalized pages can be delivered to each Excite user, allowing for many different types of frequently updated content, such as sports stock information or news, to be displayed each time a user returns to the Excite Network. Modular templates allow the Company to quickly add new types of data to personal pages or produce different appearances for use with different sponsorship arrangements.

     Ad Serving. Excite's ad serving technology delivers targeted advertising in a fast, accurate and efficient manner. Scheduling algorithms ensure delivery of ad impressions in the quantities required, as well as support a pool of general rotation ads. The Company's reporting infrastructure provides advertisers with daily online reports of advertising performance.

     Excite Shopping Search. Excite Shopping Search, which built upon Excite's proprietary programming language, called the Adapter Language, is used to aggregate and homogenize data gathered from various Web sites in response to user queries regarding a particular product.

     Universal Registration. Excite has developed a user registration statement that allows users to register for the Excite Network and subsequently authenticates them when they access specific services. The Company's universal registration utilizes front-end caching which enables fast read access to user data needed to support the Excite Network's user volume. Users can be authenticated even if they have multiple user names and the Company also shares user demographic information with its universal registration system.

     As of March 31, 1998, there were 142 employees on the Company's research and development staff. Excluding charges for purchased in-process technology, product development costs were $2.8 million, $8.0 million, $16.7 million and $5.9 million for 1995, 1996, 1997 and the three month period ended March 31, 1998, respectively. The Company believes that developing new and enhanced services and technology is necessary to remain competitive. Accordingly, the Company intends to continue to make investments in research and development, including developing, licensing or acquiring new technologies. See "Risk Factors--Rapid Technological Change."

USER SUPPORT

     The Company offers user support via telephone and also offers a comprehensive online help guide which offers searching tips and provides a complete guide to the Excite Network. As of March 31, 1998, the Company had 9 customer support personnel. The Company also offers a "New to the Net" section of its help service for Web novices. This service offers an overview of the Web and the Excite Network as well as Excite Seeing Tours, which is a "how to" service designed to instruct a consumer how to perform a particular task using information from the Web. In addition, the Company offers Web and email-based support for its Excite Mail, Excite Chat and Excite PAL services.

COMPETITION

     The market for Web services and Web advertising is intensely competitive. There are no substantial barriers to entry in these markets and the Company expects competition to intensify. The Company believes that the number of companies relying on fees from Web-based advertising has increased substantially during the past year. Accordingly, the Company may face increased pricing pressure for the sale of advertisements on its network, which would have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's primary competitors are Web search and retrieval companies such as Infoseek Corporation, Lycos, Inc. and Yahoo!, Inc. and services and products offered by other companies, including Digital Equipment Corporation's Alta Vista, HotWired Ventures and Inktomi's HotBot, CNET, Inc.'s search.com and Northern Light Technology LLC's Northern Light search service. The Company also competes indirectly with Web content broadcasting services, such as PointCast Inc.'s PointCast Network, and with services from other database vendors, such as Lexis/Nexis and other companies that offer information search and retrieval capabilities with their core database products. As the Company increases the content offerings and services on the Excite Network, it will increasingly face competition from a large number of businesses which offer Web services such as email, stock quotes, news and chat features and who publish information and content on the Web, including large OSPs such as America Online and MSN.

     The Company also expects to compete with ISPs, OSPs, Web site operators, providers of Web browser software (such as Netscape or Microsoft) and other Internet services and products that incorporate search and retrieval features into their offerings. Many of these potential competitors have announced plans to offer competing Web services and could take actions that make it more difficult for consumers to find and use the Excite Network. For example, Netscape has announced the introduction of Netcenter, which is expected to compete directly with the Excite Network for traffic and advertisers. Microsoft has announced that it will offer Internet search engine services provided by Inktomi in the MSN and other Microsoft online properties, and has announced that it will offer personalized Web services through its Start service. Such search services could be tightly integrated with Microsoft's operating systems, Internet Explorer Web browser and other software applications, and Microsoft may promote such services within MSN or through other end-user services such as WebTV. Insofar as Microsoft's search services may be more conveniently accessed, this may provide Microsoft with significant competitive advantages that could have a material adverse effect on the Company's user traffic. In addition, many large media companies have announced that they are contemplating developing Internet navigation services and are attempting to become Web "gateway" sites for Web users. For example, both Time Inc. and CBS Worldwide, Inc. have announced initiatives to develop Web services in order to have their Web sites become the starting point for users navigating the Web. In the event such companies develop such "gateway" sites, the Company could lose a substantial portion of its user traffic, which would have a material adverse effect on the Company's advertising revenues and on its business, results of operations and financial condition.

     Many providers of Web services have been entering into distribution arrangements, co-branding arrangements, content arrangements and other strategic partnering arrangements with ISPs, OSPs, providers of Web browsers, operators of high traffic Web sites and other businesses in an attempt to increase traffic and page views, and thereby making their Web sites more attractive to Web advertisers while also making it more difficult for consumers to utilize the Company's services. For example, Yahoo! and MCI entered into an agreement to offer an online service to be called "Yahoo! Online powered by MCI Internet" under which Yahoo!'s services will be made easily available to MCI Internet customers. To the extent that direct competitors or other Web site operators are able to enter into successful strategic relationships, these competitors and Web sites could experience increases in traffic and page views, or the Company's traffic and page views could remain constant or decline, either of which could have the effect of making these Web sites appear more attractive to advertisers which could have a material adverse effect on the Company's business, results of operations and financial condition.

     As a result of its recent acquisition of MatchLogic, the Company expects that a portion of its revenues will be derived from providing advertisers and advertising agencies with services designed to manage targeted Internet advertising campaigns. This market is also a new and evolving market which is increasingly competitive and in which there are no substantial barriers to entry. The Company competes in this area primarily with IMGIS, Inc., and competes indirectly in this area with DoubleClick Inc., which offers Internet advertising solutions for advertisers and Web sites, and NetGravity, Inc., which provides advertising management software. The Company expects to face competition in this area from additional companies in the future.

     Many of the Company's existing competitors, as well as a number of potential new competitors, have longer operating histories in the Web market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distribution partners, advertisers and content providers. Further, there can be no assurance that the Company's competitors will not develop Web search and retrieval services or other online services that are equal or superior to those of the Company or that achieve greater market acceptance than the Company's offerings.

     The Web in general, and the Company specifically, also must compete with traditional advertising media such as print, radio and television for a share of advertisers' total advertising budgets. To the extent that the Web is not perceived as an effective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budget to Web-based advertising. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Intense Competition."

INTELLECTUAL PROPERTY

     The Company regards its technology as proprietary and attempts to protect it with copyrights, trademarks, trade secret laws, restrictions on disclosure and transferring title and other methods, and has been issued a patent with respect to certain aspects of its searching and indexing technology. The Company has filed two patent applications with respect to other aspects of its technology. There can be no assurance that the patent that has been issued is, or that any patents that may issue from these pending applications will be, sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents that have been issued or that may be issued will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide proprietary protection to the Company. The failure of any patents to protect the Company's technology may make it easier for the Company's competitors to offer technology equivalent or superior to the Company's technology. The Company also generally enters into confidentiality or license agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's services or technology without authorization, or to develop similar technology independently. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries, and the global nature of the Web makes it virtually impossible to control the ultimate destination of the Company's products. Policing unauthorized use of the Company's technology is difficult. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its technology. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, results of operations and financial condition.

     Many parties, including competitors of the Company, are actively developing search, indexing and related Web technologies. Some of these parties have taken, and the Company believes that others will take, steps to protect these technologies, including seeking patent protection. As a result, the Company believes that disputes regarding the ownership of such technologies are likely to arise in the future. In May 1998, one of the Company's competitors was issued a patent with respect to certain aspects of its search technology. Although the Company has not received any correspondence with regard to this patent, this competitor has publicly stated that it intends to vigorously pursue entities it believes may infringe this patent. The Company is currently reviewing this patent with its patent counsel in order to determine whether the Company could be subject to any potential claims. There can be no assurance that this competitor will not initiate a lawsuit against the Company asserting patent infringement. There can also be no assurance that the Company can defend successfully any such litigation either on the grounds that such patent is invalid or that the Company's search technology does not infringe on such patent. Even if the Company is successful, there can be no assurance that the costs and resources required to defend any such litigation will not have a material adverse effect on the Company's business, results of operations or financial condition. In addition, from time to time, the Company has received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights, including claims for infringement resulting from the downloading of materials by the service operated by the Company. Although the Company investigates claims and responds as it deems appropriate, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any assertions or prosecutions will not materially and adversely affect the Company's business, results of operations and financial condition. Irrespective of the validity or the successful assertion of such claims, the Company would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on the Company's business, results of operations and financial condition. If any claims or actions were asserted against the Company, the Company might seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances a license would be available on commercially reasonable terms, or at all.

     The Company currently owns and also licenses from third parties certain of its technologies. As it continues to introduce new services that incorporate new technologies, it anticipates that it may be required to license additional technology from others. There can be no assurance that these third-party technology licenses will be available to the Company on commercially reasonable terms, if at all. The inability of the Company to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could materially and adversely affect the performance of its services until equivalent technology could be identified, licensed and integrated. Any such delays or reductions in the introduction of services or adverse impact on service quality could materially and adversely affect the Company's business, results of operations and financial condition. See "Risk Factors--Proprietary Technology; Potential Litigation."

EMPLOYEES

     As of March 31, 1998, the Company had 455 full-time employees, including 142 in research and development, 222 in marketing and sales, 65 in finance and administration and 22 in operations and support. The Company's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical and management personnel, particularly highly skilled technical personnel and engineers involved in development, and upon the continued service of its senior management and key sales and technical personnel, none of whom is bound by an employment agreement. From time to time, the Company also employs independent contractors to support its research and development, marketing, sales and support and administrative organizations. Competition for such qualified personnel in the Company's industry and primary geographical location is intense, particularly for engineering and management personnel. The Company's employees are not represented by any collective bargaining unit, and the Company has never experienced a work stoppage. The Company believes its relations with its employees are good. See "Risk Factors--Dependence on Key Personnel."

FACILITIES

     The Company's headquarters are located in, and substantially all of its operations are conducted out of, a leased facility in Redwood City, California, consisting of approximately 88,000 square feet of office space under a lease expiring in March 2007 with a renewal option for an additional five years. The Company has also leased an additional 23,000 square feet of office space adjacent to its headquarters under a ten-year lease expiring in March 2007, which space the Company has subleased through June 1999. The Company believes that its existing facilities and offices are adequate to meet its requirements for the foreseeable future. The Company also plans to lease approximately 46,000 square feet of space for its MatchLogic subsidiary in Westminister, Colorado. MatchLogic is currently located in approximately 11,000 square feet of office space in Louisville, Colorado. The Company also maintains offices in London, England; New York, New York; Austin, Texas; Seattle, Washington; and other cities in the United States. The Company's success is largely dependent on the uninterrupted operation of its computer and communications systems. Accordingly, a system failure at the Company's operations facilities could materially and adversely affect the performance of the Company's services. See "Risk Factors--Risk of Capacity Constraints; System Failures."

                                   MANAGEMENT

     The executive officers and directors of the Company are as follows:

          NAME             AGE                           POSITION
          ----             ---                           --------
George Bell..............  41    President, Chief Executive Officer and Director(1)
Brett T Bullington.......  44    Executive Vice President
James N. Desrosier.......  43    Executive Vice President, Corporate Marketing
Robert C. Hood...........  57    Executive Vice President, Chief Administrative Officer
                                 and Chief Financial Officer
Joseph R. Kraus, IV......  26    Senior Vice President and Director
Kenneth Wachtel..........  44    Senior Vice President, Advertising Sales
Chris Vail...............  37    Vice President, General Counsel and Secretary
Vinod Khosla.............  43    Director (1)(2)
Geoffrey Y. Yang.........  38    Director (1)(2)

---------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Mr. Bell has been President, Chief Executive Officer and a director of the Company since January 1996. From December 1995 until January 1996, he was a consultant to the Company. From May 1991 to December 1995, Mr. Bell was employed by The Times Mirror Company, a publishing and cable television company, most recently as President -- The Skiing Company for Times Mirror Magazines and previously as President -- The Outdoor Company and Vice President, Multimedia for Times Mirror Magazines. Prior to joining The Times Mirror Company, Mr. Bell worked as an independent producer, writer and packager of television sports and documentary programming and as a staff producer and writer for the ABC television network. Mr. Bell has received four Emmy Awards. He received a B.A. in English from Harvard College.

     Mr. Bullington has been Executive Vice President of the Company since January 1997. From November 1995 to January 1997, he served as Senior Vice President, Marketing and Sales of the Company and, from August 1995 until November 1995, he was a consultant to the Company. From May 1995 to August 1995, Mr. Bullington worked as an independent marketing and sales consultant. From May 1994 to May 1995, Mr. Bullington served as Vice President of Marketing and Sales for Planning & Logic, Inc., a software company. From January 1992 to May 1994, he was employed by Taligent, Inc., a software company, as Director of Worldwide Channel Development. From 1986 to January 1992, Mr. Bullington was employed by Computer Associates, a software company, where he served most recently as Vice President, Sales and Marketing. He received a B.A. in Political Science from the University of California at Santa Barbara.

     Mr. Desrosier has been Executive Vice President, Corporate Marketing since July 1997. From March 1996 until June 1997, he was employed by Infoseek Corporation, an Internet search company, as Vice President, Chief Marketing Officer. From March 1990 to March 1996, Mr. Desrosier held a number of positions including Senior Vice President, Global Brand Marketing, Vice President, Debit Product Management and Marketing, and Vice President, Advertising at MasterCard International Incorporated, an electronic payments, systems, and products company. Mr. Desrosier received an A.B. in Philosophy from Kenyon College.

     Mr. Hood has been Executive Vice President, Chief Administrative Officer and Chief Financial Officer of the Company since December 1996. From November 1996 to December 1996, he was a consultant to the Company. From July 1995 to February 1996, Mr. Hood served as Chief Operating Officer of RockShox Inc., a mountain bike component manufacturer. From March 1992 to April 1995, he served as Senior Vice President and Chief Financial Officer of Crowley Maritime Corporation, a transportation services company. From April 1991 to February 1992, Mr. Hood served as Executive Vice President and Chief Financial Officer of Qume Corp., a computer peripherals company. He received a B.A. in Economics from Bates College and an M.B.A. from the Tuck School of Business Administration at Dartmouth College.

     Mr. Kraus has been Senior Vice President of the Company since January 1997 and a director of the Company since June 1994. He served as Senior Vice President, Business Development of the Company from January 1996 to January 1997 and, from June 1994 to January 1996, served as President of the Company. Prior to joining the Company, Mr. Kraus was a student at Stanford University. He received a B.A. in Political Science from Stanford University.

     Mr. Wachtel has been Senior Vice President, Advertising Sales since March 1997. From 1976 to March 1997, Mr. Wachtel was employed by CBS Television Network, most recently as Vice President, News Sales. He received an A.B. in Economics and Government from Dartmouth College and an M.B.A. from the University of Chicago Graduate School of Business.

     Mr. Vail has been Vice President, General Counsel since October 1997 and Secretary of the Company since May 1997. From April 1997 to September 1997, Mr. Vail served as Associate General Counsel of the Company and from September 1996 to March 1997 he served as Contracts Manager of the Company. From January 1996 to September 1996, Mr. Vail maintained his own law practice. From May 1989 to January 1996, Mr. Vail was a member of the legal department of AT&T Corp, a communications company. He received and a B.A. in Government from Georgetown University and a J.D. from the University of California, Los Angeles. Mr. Vail is a member of the State Bar of California.

     Mr. Khosla has served as a director of the Company since July 1995. He is currently also a director of MicroProse, Inc., Concentric Network Corporation and several privately held companies. He has been a general partner at Kleiner Perkins Caufield & Byers since 1986. Mr. Khosla received a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology, an M.S. in Biomedical Engineering from Carnegie Mellon University and an M.B.A. from Stanford University.

     Mr. Yang has served as a director of the Company since July 1995. He is currently also a director of MMC Networks, Inc. and several privately held companies. He has been a general partner of Institutional Venture Partners since 1987. He received a B.A. in Economics and a B.S.E. in Information Systems Engineering from Princeton University and an M.B.A. from Stanford University.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's outstanding Common Stock as of April 30, 1998, and as adjusted to reflect the sale of the Common Stock being offered hereby, by each of the Selling Shareholders.

                                           SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                              OWNED PRIOR TO                           OWNED AFTER
                                               OFFERING(1)          NUMBER OF          OFFERING(1)
                                           --------------------    SHARES BEING    --------------------
                  NAME                      NUMBER     PERCENT       OFFERED        NUMBER     PERCENT
                  ----                     --------    --------    ------------    --------    --------
George Bell(2)...........................  246,181       1.0%         25,000       221,181         *
Joseph R. Kraus, IV(3)...................  346,395       1.5          25,000       321,395       1.3%
Graham Spencer(4)........................  545,340       2.3          25,000       520,340       2.1
Brett T Bullington(5)....................  196,716         *          17,500       179,216         *
Robert C. Hood(6)........................   74,367         *          12,500        61,867         *
Kenneth Wachtel(7).......................   40,105         *          12,500        27,605         *

---------------
 *  Represents beneficial ownership of less than 1%.

(1) Assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 23,439,519 shares of Common Stock outstanding as of April 30, 1998 and 24,672,019 shares of Common Stock outstanding after completion of this offering.

(2) Represents shares issuable upon exercise of options exercisable within 60 days of April 30, 1998. Mr. Bell is President, Chief Executive Officer and a director of the Company.

(3) Of these shares, 17,307 shares are subject to a right of repurchase held by the Company. Mr. Kraus is Senior Vice President and a director of the Company.

(4) Of these shares, 25,960 shares are subject to a right of repurchase held by the Company. Mr. Spencer is Chief Technology Officer of the Company.

(5) Includes 28,942 shares issuable upon exercise of options exercisable within 60 days of April 30, 1998. Mr. Bullington is Executive Vice President of the Company.

(6) Includes 74,167 shares issuable upon exercise of options exercisable within 60 days of April 30, 1998. Mr. Hood is Executive Vice President, Chief Administrative Officer and Chief Financial Officer of the Company.

(7) Represents shares issuable upon exercise of options exercisable within 60 days of April 30, 1998. Mr. Wachtel is Senior Vice President, Advertising Sales of the Company.

                                  UNDERWRITERS

     Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated and BancAmerica Robertson Stephens are acting as Representatives (the "Representatives"), have severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
BancAmerica Robertson Stephens..............................

                                                              ---------
          Total.............................................  1,350,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel, and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $          a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $          a share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 202,500 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all the Underwriters in the preceding table.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Each of the Company and the directors, executive officers and certain other shareholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Fenwick & West LLP, Palo Alto, California. Certain members of the firm of Fenwick & West LLP own an aggregate of 8,605 shares of the Company's Common Stock. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

                                    EXPERTS

     The consolidated financial statements of Excite, Inc. incorporated by reference in Excite's Annual Report (Form 10-K) for the year ended December 31, 1997 and the supplemental consolidated financial statements of Excite, Inc. incorporated by reference in Excite's report on Form 8-K dated May 15, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated herein by reference. Such report, as to the year ended December 31, 1995, is based in part on the report of Price Waterhouse LLP, independent accountants. Such consolidated statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of The McKinley Group, Inc. for the year ended December 31, 1995, not separately presented in this Prospectus, have been audited by Price Waterhouse LLP, independent accountants, whose report thereon appears herein. Such financial statements, to the extent they have been included in the consolidated financial statements and supplemental consolidated financial statements of Excite, Inc., have been so included in reliance on their report given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Company is also subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Copies of the Registration Statement and the exhibits and schedules thereto, reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy statements and other information regarding the Company. The address of the site is http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The aggregate estimated expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee.........  $ 28,954
NASD filing fee.............................................    10,315
Nasdaq National Market filing fee...........................    17,500
Accounting fees and expenses................................   175,000
Legal fees and expenses.....................................   175,000
Printing....................................................   150,000
Road show expenses..........................................    30,000
Blue sky fees and expenses..................................     5,000
Transfer agent fees and expenses............................    10,000
Miscellaneous...............................................    48,231
                                                              --------
          Total.............................................  $650,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Articles of Incorporation include a provision that eliminates the personal liability of its directors to the Registrant and its shareholders for monetary damages for breach of the directors' fiduciary duties to the fullest extent permitted by law. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Registrant or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) under Section 310 of the California Corporations Code (the "California Code") (concerning contracts or transactions between the Registrant and a director) or (vii) under Section 316 of the California Code (concerning directors' liability for improper dividends, loans and guarantees). The provision does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision will not affect the availability of injunctions and other equitable remedies available to the Registrant's shareholders for any violation of a director's fiduciary duty to the Registrant or its shareholders.

     The Registrant's Articles of Incorporation also include an authorization for the Registrant to indemnify its agents (as defined in Section 317 of the California Code), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this latter provision, the Registrant's Bylaws provide for indemnification of the Registrant's directors and officers. In addition, the Registrant, at its discretion, may provide indemnification to persons whom the Registrant is not obligated to indemnify. The Bylaws also allow the Registrant to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and provide the maximum indemnification permitted by law. These agreements, together with the Registrant's Bylaws and Articles of Incorporation, may require the Registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms.

     Section 317 of the California Code and the Registrant's Bylaws make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Registrant has directors and officers liability insurance with a per claim and annual aggregate coverage limit of $5,000,000.

     The Underwriting Agreement contains covenants of indemnity between the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS.

     The following exhibits are filed herewith or incorporated by reference herein:

    EXHIBIT
    NUMBER                           EXHIBIT TITLE
    -------                          -------------
     1.01     -- Form of Underwriting Agreement.*
     2.01     -- Agreement and Plan of Reorganization dated as of August
              7, 1996 by and among the Registrant, Excite Acquisition
                 Corporation, The McKinley Group, Inc., Isabel Maxwell,
                 Christine Maxwell, David Hayden, Roger Malina and Daniel
                 Lynch.(1)
     2.02     -- Agreement of Merger dated as of August 30, 1996 by and
              between Excite Acquisition Corporation and the McKinley
                 Group, Inc.(1)
     2.03     -- Agreement and Plan of Reorganization dated as of October
              30, 1997 by and among the Registrant, Excite Merger Sub,
                 Netbot, Inc. and certain shareholders of Netbot, Inc.(2)
     2.04     -- Agreement and Plan of Reorganization dated as of January
              15, 1998 by and among the Registrant, XCite Acquisition
                 Corporation, MatchLogic, TL Ventures III, L.P., TL
                 Ventures III Offshore, TL Ventures III, Interfund L.P.,
                 Sequel Limited Partnership, Sequel Euro Limited
                 Partnership, Internet Capital Group, L.L.C., Data
                 Strategies, Inc., and Gary Anderson.(3)
     2.05     -- Agreement and Plan of Reorganization dated as of March
              31, 1998 by and among the Registrant, Excite 2000
                 Acquisition Corporation, Classifieds2000, Inc. and
                 certain shareholders of Classifieds2000, Inc.(4)
     4.01     -- Form of Specimen Certificate for Registrant's Common
                 Stock.(5)
     4.02     -- Restated and Amended Investor's Rights Agreement.(5)
     4.03     -- Amendment to Restated and Amended Investors' Rights
              Agreement dated as of August 1, 1996.(6)
     4.04     -- Amendment to Restated and Amended Investors' Rights
              Agreement dated as of November 25, 1996.(7)
     4.05     -- Registration Rights Agreement dated as of November 25,
              1996 by and among the Registrant, America Online, Inc. and
                 AOL Ventures, Inc.(6)
     4.06     -- Voting Agreement dated as of November 25, 1996 by and
              among the Registrant and certain shareholders.(7)
     4.07     -- Letter Agreement dated as of November 25, 1996 by and
              among certain shareholders of Excite, Inc.(7)
     5.01     -- Opinion of Fenwick & West LLP regarding the legality of the securities being issued.*
    23.01     -- Consent of Ernst & Young LLP, Independent Auditors.

    EXHIBIT
    NUMBER                           EXHIBIT TITLE
    -------                          -------------
    23.02     -- Consent of Price Waterhouse LLP, Independent Accountants.
    23.03     -- Consent of Fenwick & West LLP (included in Exhibit
                 5.01).*
    24.01     -- Power of Attorney (see page II-5).

---------------

 *  To be filed by amendment.

(1) Previously filed with the Commission on September 12, 1996, as an exhibit to the Registrant's Current Report on Form 8-K.

(2) Previously filed with the Commission on December 4, 1997, as an exhibit to the Registrant's Current Report on Form 8-K.

(3) Previously filed with the Commission on February 17, 1998, as an exhibit to the Registrant's Current Report on Form 8-K.

(4) Previously filed with the Commission on April 17, 1998, as an exhibit to the Registrant's Current Report on Form 8-K.

(5) Previously filed with the Commission on March 29, 1996, as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form SB-2 (File No. 333-2328-LA).

(6) Previously filed with the Commission on March 3, 1997, as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-22669).

(7) Previously filed with the Commission on March 31, 1997, as an exhibit to the Registrant's Annual Report on Form 10-K.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that sections
     (i) and (ii) do not apply if the information required to be included in a post-effective amendment by this section (iii) is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all for the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on the 21st day of May, 1998.


                                          EXCITE INC.

                                          By:      /s/ ROBERT C. HOOD

                                            ------------------------------------
                                                       Robert C. Hood
                                              Executive Vice President, Chief
                                             Administrative and Chief Financial
                                                           Officer


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                        TITLE                  DATE
                      ---------                                        -----                  ----

PRINCIPAL EXECUTIVE OFFICER:

                          *                                President, Chief Executive     May 21, 1998
-----------------------------------------------------      Officer and Director
                     George Bell

PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

                 /s/ ROBERT C. HOOD                        Executive Vice President,      May 21, 1998
-----------------------------------------------------      Chief Administrative Officer
                   Robert C. Hood                          and Chief Financial Officer

ADDITIONAL DIRECTORS:

                          *                                Senior Vice President and      May 21, 1998
-----------------------------------------------------      Director
                   Joseph R. Kraus

                          *                                Director                       May 21, 1998
-----------------------------------------------------
                    Vinod Khosla

                          *                                Director                       May 21, 1998
-----------------------------------------------------
                  Geoffrey Y. Yang

               *By: /s/ ROBERT C. HOOD                     Attorney-in-Fact               May 21, 1998
  ------------------------------------------------
                   Robert C. Hood

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                       DESCRIPTION OF DOCUMENT
    -------    ------------------------------------------------------------
     1.01      -- Form of Underwriting Agreement.*
     2.01      -- Agreement and Plan of Reorganization dated as of August
               7, 1996 by and among the Registrant, Excite Acquisition
                  Corporation, The McKinley Group, Inc., Isabel Maxwell,
                  Christine Maxwell, David Hayden, Roger Malina and Daniel
                  Lynch.(1)
     2.02      -- Agreement of Merger dated as of August 30, 1996 by and
               between Excite Acquisition Corporation and the McKinley
                  Group, Inc.(1)
     2.03      -- Agreement and Plan of Reorganization dated as of October
               30, 1997 by and among the Registrant, Excite Merger Sub,
                  Netbot, Inc. and certain shareholders of Netbot, Inc.(2)
     2.04      -- Agreement and Plan of Reorganization dated as of January
               15, 1998 by and among the Registrant, XCite Acquisition
                  Corporation, MatchLogic, TL Ventures III, L.P., TL
                  Ventures III Offshore, TL Ventures III, Interfund L.P.,
                  Sequel Limited Partnership, Sequel Euro Limited
                  Partnership, Internet Capital Group, L.L.C., Data
                  Strategies, Inc., and Gary Anderson.(3)
     2.05      -- Agreement and Plan of Reorganization dated as of March
               31, 1998 by and among the Registrant, Excite 2000
                  Acquisition Corporation, Classifieds2000, Inc. and
                  certain shareholders of Classifieds2000, Inc.(4)
     4.01      -- Form of Specimen Certificate for Registrant's Common
                  Stock.(5)
     4.02      -- Restated and Amended Investor's Rights Agreement.(5)
     4.03      -- Amendment to Restated and Amended Investors' Rights
               Agreement dated as of August 1, 1996.(6)
     4.04      -- Amendment to Restated and Amended Investors' Rights
               Agreement dated as of November 25, 1996.(7)
     4.05      -- Registration Rights Agreement dated as of November 25,
               1996 by and among the Registrant, America Online, Inc. and
                  AOL Ventures, Inc.(6)
     4.06      -- Voting Agreement dated as of November 25, 1996 by and
               among the Registrant and certain shareholders.(7)
     4.07      -- Letter Agreement dated as of November 25, 1996 by and
               among certain shareholders of Excite, Inc.(7)
     5.01      -- Opinion of Fenwick & West LLP regarding the legality of the securities being issued.*
    23.01      -- Consent of Ernst & Young LLP, Independent Auditors.
    23.02      -- Consent of Price Waterhouse LLP, Independent Accountants.
    24.01      -- Power of Attorney (see page II-5).

---------------

*To be filed by amendment.

(1) Previously filed with the Commission on September 12, 1996, as an exhibit to the Registrant's Current Report on Form 8-K.

(2) Previously filed with the Commission on December 4, 1997, as an exhibit to the Registrant's Current Report on Form 8-K.

(3) Previously filed with the Commission on February 17, 1998, as an exhibit to the Registrant's Current Report on Form 8-K.

(4) Previously filed with the Commission on April 17, 1998, as an exhibit to the Registrant's Current Report on Form 8-K.

(5) Previously filed with the Commission on March 29, 1996, as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form SB-2 (File No. 333-2328-LA).

(6) Previously filed with the Commission on March 3, 1997, as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-22669).

(7) Previously filed with the Commission on March 31, 1997, as an exhibit to the Registrant's Annual Report on Form 10-K.